Exhibit 99.1

INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 19, commenced January 1, 2017

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires - Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority (I.G.J.): 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 06.30.17: 21.63%

Interest held by the Controlling Company in the Votes as of 06.30.17: 57.98%

Capital Status as of 06.30.17:

Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares

Shares

Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered

281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,019,042,947	Ordinary Class “B”, Face Value of 1	1	1,019,043	1,019,043	1,019,043
1,300,264,597			1,300,265	1,300,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

	Notes	06.30.17 (unaudited)	12.31.16

Assets

Cash and Due from Banks		33,333,039	61,166,250

Cash		7,505,751	7,457,481
Financial Institutions and Correspondents		25,827,288	53,708,769
Argentine Central Bank (B.C.R.A.)		24,736,871	51,389,550
Other Local Financial Institutions		137,887	209,532
Foreign		952,530	2,109,687

Government and Private Securities	3	29,717,131	13,700,800

Holdings Recorded at Fair Market Value		4,057,202	3,228,759
Holdings Recorded at their Acquisition Cost plus the I.R.R.		3,930,021	1,922,473
Instruments Issued by the Argentine Central Bank		21,707,780	8,549,568
Investments in Listed Private Securities		22,128	-

Loans	4 and 5	159,873,447	137,451,655

To the Non-financial Public Sector		10,744	14,359
To the Financial Sector		3,418,231	2,098,037
Interbank Loans		907,970	862,300
Other Loans to Local Financial Institutions		2,410,226	1,205,228
Accrued Interest, Adjustments and Exchange Rate Differences		100,035	30,509
To the Non-financial Private Sector and Foreing Residents		162,406,265	140,046,017
Overdrafts		8,175,925	10,063,071
Promissory Notes		27,146,095	25,285,214
Mortgage Loans		2,475,513	2,178,236
Pledge Loans		639,834	677,879
Personal Loans		20,278,366	15,311,721
Credit Card Loans		75,383,558	72,765,948
Others		27,133,453	12,653,202
Accrued Interest, Adjustments and Exchange Rate Differences		1,799,090	1,774,831
Documented Interest		(579,569)	(642,225)
Unallocated Collections		(46,000)	(21,860)
Allowances	6	(5,961,793)	(4,706,758)

Other Receivables Resulting from Financial Brokerage		17,485,611	18,178,275

Argentine Central Bank		2,706,084	2,359,284
Amounts Receivable for Spot and Forward Sales		7,275,011	734,375
Securities Receivable under Spot and Forward Purchases		1,194,773	7,851,134
Premiums from Purchased Options		-	3,485
Others Not Included in the Debtor Classification Regulations	7	3,544,234	4,110,916
Unlisted Notes	5	1,020,326	1,422,433
Balances from Forward Transactions without Delivery of Underlying Asset	1.12	90,593	111,287
Others Included in the Debtor Classification Regulations	5	1,844,730	1,775,743
Accrued Interest and Adjustments Receivable Included in the Debtor Classification Regulations	5	737	705
Allowances		(190,877)	(191,087)

Receivables from Financial Leases		1,209,876	955,346

Receivables from Financial Leases	5	1,210,623	952,522
Accrued Interest and Adjustments Receivable	5	17,255	17,010
Allowances		(18,002)	(14,186)

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

	Notes	06.30.17 (unaudited)	12.31.16

Equity Investments	9	45,288	52,964
In Financial Institutions		8,229	7,858
Others		37,660	45,707
Allowances		(601)	(601)
Miscellaneous Receivables		3,421,539	3,440,115
Receivables for Assets Sold	5	118,122	131,096
Minimum Presumed Income Tax – Tax Credit	1.14	8,912	9,424
Others	10	3,506,151	3,451,986
Accrued Interest and Adjustments on Receivables for Assets Sold	5	360	1,626
Other Accrued Interest and Adjustments Receivable		21,604	46,192
Allowances		(233,610)	(200,209)
Bank Premises and Equipment	11	3,175,272	2,873,552
Miscellaneous Assets	12	1,458,413	1,221,237
Intangible Assets	13	2,852,170	2,582,255
Goodwill		805	5,642
Organization and Development Expenses		2,851,365	2,576,613
Unallocated Items		65,614	89,035
Other Assets	14	536,125	539,140
Total Assets		253,173,525	242,250,624

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

	Notes	06.30.17 (unaudited)	12.31.16

Liabilities
Deposits		158,152,416	151,688,147
Non-financial Public Sector		1,493,891	1,294,177
Financial Sector		100,952	62,957
Non-financial Private Sector and Foreing Residents		156,557,573	150,331,013
Current Accounts		28,434,038	26,972,277
Savings Accounts		71,260,963	53,723,171
Time Deposits		54,265,191	49,703,000
Investment Accounts		83,856	442,665
Others		1,454,055	18,577,409
Accrued Interest, Adjustments and Exchange Rate Differences		1,059,470	912,491
Other Liabilities Resulting from Financial Brokerage		57,654,262	57,793,653
Argentine Central Bank		24,622	12,727
Others		24,622	12,727
Banks and International Entities		2,728,867	2,212,995
Unsubordinated Notes	16	14,889,749	12,644,638
Amounts Payable for Spot and Forward Purchases		1,195,143	7,818,144
Securities to be Delivered under Spot and Forward Sales		7,892,215	736,819
Premiums from Written Options		-	2,027
Loans from Local Financial Institutions		3,265,343	4,097,361
Interbank Loans		80,000	165,000
Other Loans from Local Financial Institutions		3,151,815	3,802,398
Accrued Interest Payable		33,528	129,963
Balances from Forward Transactions without Delivery of Underlying Asset	1.12	132,352	141,013
Others	17	26,957,403	29,717,439
Accrued Interest, Adjustments and Exchange Rate Differences	16	568,568	410,490
Miscellaneous Liabilities		6,633,946	5,804,283
Directors’ and Syndics’ Fees		30,932	41,986
Others	18	6,603,014	5,762,297
Provisions	19	539,411	384,484
Subordinated Notes	16	4,260,595	4,065,255
Unallocated Items		73,660	70,530
Other Liabilities	20	725,343	629,384
Non-controlling Interest		1,584,863	1,462,189
Total Liabilities		229,624,496	221,897,925
Shareholders’ Equity		23,549,029	20,352,699
Total Liabilities and Shareholders’ Equity		253,173,525	242,250,624

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

Memorandum Accounts	Notes	06.30.17	12.31.16
		(unaudited)

Debit		609,704,608	387,345,986
Contingent		41,476,712	39,215,891
Loans Obtained (Unused Balances)		1,829,057	599,794
Guarantees Received		25,989,658	25,975,652
Contingencies		13,657,997	12,640,445
Control		535,118,523	310,926,712
Impaired Loans		3,139,804	3,347,728
Others	21	528,191,793	304,972,028
Control re. Contra Items		3,786,926	2,606,956
Derivatives	8	24,051,340	29,020,684
“Notional” Value of Purchased Call Options		-	149,512
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		12,491,006	16,359,075
Interest Rate Swaps		1,000	75,000
Derivatives re. Contra Items		11,559,334	12,437,097
Trust Accounts		9,058,033	8,182,699
Trust Funds	22	9,058,033	8,182,699
Credit		609,704,608	387,345,986
Contingent		41,476,712	39,215,891
Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	9,744,945	9,094,205
Guarantees Granted to the Argentine Central Bank		-	473,528
Other Guarantees Granted Included in the Debtor Classification Regulations	5	1,383,285	1,134,828
Other Guarantees Granted not Included in the Debtor Classification Regulations		359,750	350,695
Others Included in the Debtor Classification Regulations	5	1,538,601	1,236,641
Others not Included in the Debtor Classification Regulations		631,416	350,548
Contingencies re. Contra Items		27,818,715	26,575,446
Control		535,118,523	310,926,712
Checks and Drafts to be Credited		3,785,988	2,559,608
Others		938	47,348
Control re. Contra Items		531,331,597	308,319,756
Derivatives	8	24,051,340	29,020,684
“Notional” Value of Written Call Options		-	174,663
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		11,559,334	12,262,434
Derivatives re. Contra Items		12,492,006	16,583,587
Trust Accounts		9,058,033	8,182,699
Trust Liabilities re. Contra Items		9,058,033	8,182,699

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	06.30.17 (unaudited)	06.30.16 (unaudited)

Financial Income		20,713,205	17,890,060
Interest on Cash and Due from Banks		20	-
Interest on Loans to the Financial Sector		261,206	149,207
Interest on Overdrafts		1,291,613	1,466,701
Interest on Promissory Notes		2,818,837	3,274,132
Interest on Mortgage Loans		161,670	255,543
Interest on Pledge Loans		48,744	44,958
Interest on Credit Card Loans		7,908,741	6,301,273
Interest on Financial Leases		138,632	149,247
Interest on Other Loans		3,935,828	2,297,247
Net Income from Government and Private Securities		2,437,909	3,058,512
Interest on Other Receivables Resulting from Financial Brokerage		50,415	53,290
Net Income from Secured Loans - Decree No. 1387/01		3,725	4,119
Consumer Price Index Adjustment (CER)		49,417	1,496
Exchange Rate Differences on Gold and Foreign Currency		930,778	523,407
Others		675,670	310,928
Financial Expenses		9,894,425	10,537,841
Interest on Current Account Deposits		463	-
Interest on Savings Account Deposits		3,156	2,046
Interest on Time Deposits		5,210,833	7,136,195
Interest on Interbank Loans		20,755	26,325
Interest on Other Loans from Financial Institutions		252,335	67,599
Net Income from Options		1,458	22,240
Interest on Other Liabilities Resulting From Financial Brokerage		1,803,848	1,415,776
Interest on Subordinated Notes		164,418	298,517
Other Interest		97,473	31,953
Consumer Price Index Adjustment (CER)		17,325	1,085
Contributions Made to Deposit Insurance Fund		135,151	213,307
Others	24	2,187,210	1,322,798
Gross Financial Brokerage Margin		10,818,780	7,352,219
Loan Loss Provisions		2,605,594	1,341,437
Income from Services		9,977,447	6,994,138
Related to Lending Transactions		1,781,995	1,340,890
Related to Borrowing Transactions		1,640,203	1,153,878
Other Commissions		453,541	298,094
Others	24	6,101,708	4,201,276
Expenses from Services		2,922,835	2,343,664
Commissions		1,197,980	953,347
Others	24	1,724,855	1,390,317

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	06.30.17 (unaudited)	06.30.16 (unaudited)

Administrative Expenses		10,866,494	8,011,582
Personnel Expenses		5,967,262	4,421,365
Directors’ and Syndics’ Fees		53,526	44,008
Other Fees		282,103	210,007
Advertising and Publicity		390,669	342,327
Taxes		1,091,464	798,791
Depreciation of Bank Premises and Equipment	11	205,047	132,055
Amortization of Organization Expenses	13	330,371	377,146
Other Operating Expenses		1,384,569	964,307
Others		1,161,483	721,576
Net Income from Financial Brokerage		4,401,304	2,649,674
Income from Insurance Activities	25	1,040,241	1,226,280
Non Controlling Interest		(275,876)	(165,055)
Miscellaneous Income		809,065	756,146
Net Income from Equity Investments		169,441	75,944
Penalty Interest		291,136	215,266
Loans Recovered and Allowances Reversed		225,220	170,462
Others	24	123,267	294,474
Consumer Price Index Adjustment (CER)		1	-
Miscellaneous Losses		473,596	222,888
Penalty Interest and Charges in favor of the Argentine Central Bank		257	3,166
Impairment Miscellaneous Receivables and Other Provisions		69,989	96,750
Amortization of Differences Arising from Court Resolutions		11,316	6,290
Depreciation and Losses from Miscellaneous Assets	12	737	533
Amortization of Goodwill	13	4,837	4,837
Others	24	386,460	111,312
Net Income before Income Tax		5,501,138	4,244,157
Income Tax	1.13	2,064,808	1,520,934
Net Income for the Period	27	3,436,330	2,723,223

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Item	Shareholders’ Contributions					Retained Earnings			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings
Balances as of 12.31.15	1,300,265	278,131	606	218,990	1,797,992	315,680	8,032,752	4,338,397	14,484,821
Distribution of Retained Earnings (1)
Discretionary Reserve	-	-	-	-	-	-	4,188,397	(4,188,397)	-
Cash Dividends	-	-	-	-	-	-	-	(150,000)	(150,000)
Net Income for the Period	-	-	-	-	-	-	-	2,723,223	2,723,223
Balances as of 06.30.16 (unaudited)	1,300,265	278,131	606	218,990	1,797,992	315,680	12,221,149	2,723,223	17,058,044

Balances as of 12.31.16	1,300,265	278,131	606	218,990	1,797,992	315,680	12,221,149	6,017,878	20,352,699
Distribution of Retained Earnings (2)
Discretionary Reserve	-	-	-	-	-	-	5,777,878	(5,777,878)	-
Cash Dividends	-	-	-	-	-	-	-	(240,000)	(240,000)
Net Income for the Period	-	-	-	-	-	-	-	3,436,330	3,436,330
Balances as of 06.30.17 (unaudited)	1,300,265	278,131	606	218,990	1,797,992	315,680	17,999,027	3,436,330	23,549,029

(1) Approved by the Ordinary Shareholders’ Meeting held on April 26, 2016.

(2) Approved by the Ordinary Shareholders’ Meeting held on April 25, 2017.

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	06.30.17 (unaudited)	06.30.16 (unaudited)

Changes in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Fiscal Year	29	73,087,665	42,975,265
Cash and Cash Equivalents at Period-end	29	55,466,579	53,163,680
(Decrease) / Increase in Cash, Net (in Constant Currency)		(17,621,086)	10,188,415
Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		(1,025,681)	2,666,252
Loans
To the Financial Sector		(1,237,398)	156,049
To the Non-financial Public Sector		1,530	(241)
To the Non-financial Private Sector and Foreing Residents		(7,013,331)	3,299,719
Other Receivables Resulting from Financial Brokerage		318,099	549,460
Receivables from Financial Leases		(119,162)	280,749
Deposits
From the Financial Sector		37,995	(1,251)
From the Non-financial Public Sector		199,714	2,903,806
From the Non-financial Private Sector and Foreing Residents		(1,395,134)	5,835,079
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans		(105,755)	(127,100)
Others (Except from Liabilities Included in Financing Activities)		(2,475,190)	(3,152,426)
Collections related to Income from Services		11,789,087	8,842,380
Payments related to Expenses for Services		(2,742,000)	(2,302,306)
Administrative Expenses Paid		(11,063,261)	(8,057,585)
Payment of Organization and Development Expenses		(594,199)	(531,010)
Collection for Penalty Interest, Net		290,872	215,266
Differences Arising from Court Resolutions Paid		(11,316)	(6,290)
Collection of Dividends from Other Companies		133,889	70,658
Other Collections related to Miscellaneous Profits and Losses		(247,465)	45,803
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(1,826,169)	(2,433,704)
Other Operating Activities, Net		205,370	49,808
Income Tax and Minimum Presumed Income Tax Payment		(1,442,923)	(1,204,296)
Net Cash Flow (Used in) / Provided by Operating Activities		(18,322,428)	7,098,820
Investing Activities
Payments for Bank Premises and Equipment, Net		(435,590)	(443,709)
Payments for Miscellaneous Assets, Net		(290,452)	(214,227)
Collections for Equity Investments		115,333	—
Others		(10,051)	—
Net Cash Flow Used in Investing Activities		(620,760)	(657,936)

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	06.30.17 (unaudited)	06.30.16 (unaudited)

Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		811,488	91,097
Argentine Central Bank
Others		11,895	7,487
Banks and International Entities		373,224	274,129
Subordinated Notes		(163,522)	(188,931)
Distribution of Dividends to shareholders		(240,000)	(150,000)
Distribution of Dividends to non-controlling interest		(89,504)	(48,300)
Loans from Local Financial Institutions		(948,193)	1,274,154
Net Cash Flow (Used in) / Provided by Financing Activities		(244,612)	1,259,636
Effect of Exchange Rate Changes on Cash and Cash Equivalents		1,566,714	2,487,895
(Decrease) / Increase in Cash, Net		(17,621,086)	10,188,415

The accompanying Notes 1 to 40 are an integral part of these consolidated interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS AND ACCOUNTING POLICES APPLIED

Grupo Financiero Galicia S.A. (the Company) was constituted on September 14, 1999, as financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (the Bank). Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

These consolidated interim financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of the Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and certain supplementary regulations regarding financial reporting requirements for the publication of interim annual interim financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.”) (Text amended in 2013). These interim financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries.

The interim financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (Text amended in 2013), the Company has adopted the measurement and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in some significant aspects differ from Argentine GAAP in force in Buenos Aires city (see Note 1.15).

Furthermore, the consolidated interim financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and measurement criteria approved by the Argentine Superintendent of Insurance, which in some aspects differ from Argentine GAAP in force in Buenos Aires, particularly regarding the measurement of investments in Secured Loans and certain Government Securities, recoverable values and deferral of acquisition expenses. Nevertheless, this departure has not produced a significant effect on the Company’s interim financial statements.

CONSIDERATION OF THE EFFECTS OF INFLATION:

Argentine GAAP in force in Buenos Aires provide that interim financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncements Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. These GAAP establish that the adjustment for inflation shall be applied upon an hiperinflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. The interim financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued from such date, pursuant to the provisions of Argentine GAAP in force in Buenos Aires and the requirements of Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

At period/fiscal year-end, the macroeconomic environment cannot be qualified as a hyperinflationary economy considering the guidelines established by the professional accounting standards and the government’s expectation towards a lower inflation level. Even though the controlling agencies have not issued a decision in this regard, at period/fiscal year-end, the conditions for the application of the adjustment for inflation would not be met. However, when reading and analyzing these interim financial statements one should take into consideration the existence of fluctuations in significant economic variables, which took place during the past fiscal years.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet and the related Schedules and Notes corresponds to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents and the related Notes corresponds to the same period of the previous fiscal year. Certain figures in the consolidated interim financial statements for the year ended December 31, 2016 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of interim financial statements at a given date requires the Company to make estimates and judgements that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for impairment, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and judgements made as of the date that these consolidated interim financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

All adjustments necessary for a fair statement of the results for the periods presented have been included, such adjustments are of a normal recurring nature.

1.1.        ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2.        ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate, set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of June 30, 2017, December 31, 2016 and June 30, 2016, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $16.5985, $15.8502 and $14.9200, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using swap rates provided by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.        GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two measurement criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government securities subscribed through swap, payment or exchange by any other government securities. In the case that the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics, duration and volatility. When the book value exceeds the present value, the monthly accrual shall be recorded in an asset offset account.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of June 30, 2017 and December 31, 2016, taking into account the above-mentioned measurement criteria, the Company records its holdings according to the following:

1.3.1.     Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion was applied to the securities used in loans, guarantees, transactions to be settled and repo transactions, where appropriate.

1.3.2.     Holdings Recorded at their Acquisition Cost plus the I.R.R.

Holdings of government securities in Pesos and U.S. Dollars are recorded in this account, as detailed in Note 3.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion was applied to the securities used in loans, guarantees, transactions to be settled and repo transactions, where appropriate.

1.3.3.     Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank, which are included in the volatilities list, have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, guarantees, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank, which are not included in the volatilities list, have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, guarantees, transactions to be settled and repo transactions, when appropriate.

1.3.4.     Listed Private Securities

These securities are valued at the period-end closing price, less estimated selling costs, when applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.4.        ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

Banco de Galicia y Buenos Aires S.A. received deposits accruing a variable-rate yield pursuant to the Argentine Central Bank regulations. The fixed-rate yield of each transaction is accrued as per the above-mentioned paragraph, while variable-rate yield is accrued by applying the portion of the agreed yield to the positive variation in the underlying asset’s price, which is taken as a basis for determining said variation, occurred between the original arrangement term and the end of the month (See item 1.12. of this Note).

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in an irregular status.

1.5.        OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1.     Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2.     Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3.     Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued by taking into account the share in the assets and net of liabilities, which stem from the interim financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government-sector assets as underlying assets — have been valued pursuant to the measurement criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4.     Unlisted Notes and Debt Securities

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6.        RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7.        EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant influence were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment has been established on such equity investments where the book value exceeds the equity method value.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.8.        BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the balance of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

1.9.        INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated in a straight line method over the useful life.

Amortization has been recognized on a straight-line basis over 60 months for “Organization and Development Expenses”.

1.10.        MISCELLANEOUS LIABILITIES

1.10.1.   Liabilities – Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of June 30, 2017 and December 31, 2016, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $420,107 and $378,636, respectively.

1.11.      ALLOWANCES AND PROVISIONS

1.11.1.   Allowances for Impairment

These have been established based upon the estimated default risk of the Company’s credit assistance granted through its subsidiaries, which results from an emeasurement of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2.   Severance Payments

Severance payments are directly charged to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3.   Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.12.      DERIVATIVES AND HEDGING TRANSACTIONS

1.12.1.   Forward Purchase-Sale of Foreign Currency without Delivery of the Underlying Asset

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

Forward purchase and sale transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, where appropriate.

1.12.2.   Interest Rate Swaps

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

Sale transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded in the category “Balances from Interest Rate Swaps” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as appropriate.

1.12.3.   Purchased Call Options and Written Options on Gold and Dollar Futures without Delivery of the Underlying Asset

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period/fiscal year-end, equivalent to the variable yield, have been recognized in income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the currency of the agreement.

Pourchased call options and written options on gold and dollar futures have been recorded under “Memorandum Accounts – Debit-Derivatives – Notional Value of Pourchased Call Options” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Written Call Options”.

Written call options on dollar futures without delivery of the underlying asset have been traded on Mercado a Término de Rosario S.A. (ROFEX).

Banco de Galicia y Buenos Aires S.A.‘s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

1.13.      INCOME TAX

Pursuant to the Argentine Central Bank regulations, at Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between the tax bases of assets and liabilities and their carriying amounts.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.14.    MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at period/fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each period/fiscal year is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of June 30, 2017 and December 31, 2016, the Company had assets for $8,912 and $9,424, respectively.

The breakdown of outstanding tax credits and their probable expiration date are detailed below:

Date of Generation	Tax Credit as of		Expiration Date
	06.30.17 (unaudited)	12.31.16
2006	-	148	2016
2007	51	319	2017
2008	214	363	2018
2009	583	583	2019
2010	1,629	1,629	2020
2011	1,458	1,458	2021
2012	1,714	1,714	2022
2013	1,881	1,881	2023
2014	2,306	2,306	2024
2015	3,646	3,646	2025
2016	18	18	2026
2017	122	-	2027
	13,622	14,065

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $4,710 and $4,641, respectively, since its recovery is not likely at the issuance date of these interim financial statements.

1.15.    DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the measurement and disclosure criteria applied to these consolidated interim financial statements and Argentine GAAP in force in Buenos Aires are detailed below:

1.15.1. Accounting for Income Tax according to the Deferred Tax Method

Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between the tax bases of assets and liabilities and their carriying amounts.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The application of this criterion, based on projections prepared by the aforementioned subsidiaries of the Company, would determine deferred tax assets amounting to $339,177 as of June 30, 2017 and $335,711 as of December 31, 2016.

1.15.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific measurement criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their fair value.

As of June 30, 2017 and December 31, 2016, the application of this criterion would determine an increase in Shareholders’ Equity of about $25,800 and $2,489, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.15.3. Allowances for Impairment of Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability of the assets.

1.15.4. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market emeasurements on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.15.5. Consolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

According to Note 2 to the consolidated interim financial statements, Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have agreed to a tender offer involving all shares in portfolio of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., subject to the prior fulfillment of the conditions set forth in the tender offer, including the Argentine Central Bank’s approval.

In accordance with applicable Argentine GAAP, where equity investments in controlled companies are held for sale or disposal within a year, such investments should be excluded from consolidation.

Pursuant to the Argentine Central Bank regulations, as a result of the maintenance of a controlling equity interest, such companies are consolidated with the Company on a line-by-line basis.

1.16.    ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V. AND THE ARGENTINE CENTRAL BANK

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their Notes, or because they have requested to be included in such system, for interim financial statements corresponding to the fiscal years beginning from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V.´s Pronouncements (Text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Due to the foregoing, and since the Company complies with the requirements described below, which are set forth in the aforementioned article, these consolidated interim financial statements are presented pursuant to the measurement and disclosure criteria established by the Argentine Central Bank regulations:

-	The Company’s corporate purpose is exclusively related to financial and investment activities;
-	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.23% of the Company’s assets, being the Company’s main asset;
-	91.29% of the Company’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and
-	The Company has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

In February 2014, the Argentine Central Bank decided that financial institutions should comply with I.F.R.S., and established an implementation schedule for such standard, to be effective for fiscal years starting on January 1, 2018. In accordance with the foregoing, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it approved the Implementation Plan required by the regulations, which was submitted on March 27, 2015.

Banco de Galicia y Buenos Aires S.A. has met the reporting requirements established by the Argentine Central Bank’s Communiqué “A” 5844, as supplemented. Through Communiqué “A” 5541, as amended, the Argentine Central Bank has established the application of I.F.R.S., except for the application of point 5.5 (impairment) of I.F.R.S. 9 “Financial Instruments.” Grupo Financiero Galicia S.A. and its subsidiaries are in the process of convergence to such standards, the application of which will be mandatory for fiscal year beginning January 1, 2018. The first quarterly interim financial statements to be presented under these standards are those as of March 31, 2018.

Consequently, the date of transition to I.F.R.S. for the Company, as set forth in I.F.R.S. 1 “First-time Adoption of I.F.R.S.”, is January 1, 2017.

The consolidated interim financial statements have been prepared according to the measurement and disclosure standards of the Argentine Central Bank regarding the Accounting Reporting System for quarterly/annual publication, which differ from the I.F.R.S. These are measurement and disclosure differences.

As required by Communiqué “A” 6206, the reconciliations of balance sheet and shareholders’ equity balances determined according to Argentine Central Bank regulations and those determined according to I.F.R.S. as of June 30, 2017, and the reconciliation of the comprehensive income as of such date are included below. In this regard, in preparing reconciliations, the Company has considered those I.F.R.S. it expects to be applicable for the preparation of its interim financial statements as of December 31, 2018, as well as the provisions set out in Communiqué “A” 6114. The items and figures included in this note are subject to changes and may only be considered final upon the preparation of the annual interim financial statements as of the fiscal year in which I.F.R.S. are applicable for the first time.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Reconciliation of Balances under the Accounting Framework for the Convergence to I.F.R.S.

Reconciliation of Balances and Shareholders’ Equity as of June 30, 2017 (unaudited)

Accounts	Ref.	Balance	I.F.R.S. Adjustment	I.F.R.S. Balance

Assets		253,173,525	(6,163,288)	247,010,237

Cash and Due from Banks		33,333,039	(174,464)	33,158,575
Government and Private Securities	(a),(g)	29,717,131	(5,868,260)	23,848,871
Loans	(a)	159,873,447	(5,575,145)	154,298,302
Other Receivables Resulting from Financial Brokerage	(a),(e)	17,485,611	98,067	17,583,678
Receivables from Financial Leases		1,209,876	-	1,209,876
Equity Investments	(b)	45,288	1,156,611	1,201,899
Miscellaneous Receivables		3,421,539	23,903	3,445,442
Bank Premises and Equipment and Miscellaneous Assets	(c)	4,633,685	5,368,516	10,002,201
Intangible Assets	(d)	2,852,170	(1,192,332)	1,659,838
Unallocated Items		65,614	(184)	65,430
Other Assets		536,125	-	536,125

Liabilities		229,624,496	(10,706,775)	218,917,721

Deposits		158,152,416	(1,643,031)	156,509,385
Other Liabilities Resulting from Financial Brokerage	(a),(e),(g)	57,654,262	(8,433,307)	49,220,955
Miscellaneous Liabilities	(f),(i)	6,633,946	1,103,311	7,737,257
Provisions	(f)	539,411	(133,843)	405,568
Subordinated Notes		4,260,595	-	4,260,595
Unallocated Items		73,660	(14,653)	59,007
Non-Controlling Interest		1,584,863	(1,584,863)	-
Other Liabilities	(k)	725,343	(389)	724,954

Accounts	Balance	First-time I.F.R.S. Adjustment	I.F.R.S. Adjustment	I.F.R.S. Balance

Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	23,549,029	2,924,097	33,239	26,506,365

Capital, Contributions and Reserves	20,112,699	-	-	20,112,699
Other Comprehensive Income	-	284,182	(182,692)	101,490
Unappropriated Retained Earnings	3,436,330	2,639,915	215,931	6,292,176
Shareholders’ Equity Attributable to Non-controlling Interests	-	1,402,007	184,144	1,586,151
Total Shareholders’ Equity	23,549,029	4,326,104	217,383	28,092,516

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

B. Reconciliation of the Statement of Comprehensive Income as of June 30, 2017 (unaudited)

Accounts	Ref.	Balance	I.F.R.S. Adjustment	I.F.R.S. Balance

Net Income for the Period		3,436,330	215,931	3,652,261

Financial Income	(a)	20,713,205	(1,096,770)	19,616,435
Financial Expenses	(e),(a)	9,894,425	(476,167)	9,418,258
Provision for Loan Losses		2,605,594	(286,293)	2,319,301
Income from Services	(j)	9,977,447	(479,174)	9,498,273
Expenses from Services	(a)	2,922,835	(45,954)	2,876,881
Administrative Expenses	(c),(d)	10,866,494	(704,280)	10,162,214
Others	(b),(f)	1,099,834	210,367	1,310,201
Income Tax	(i)	2,064,808	(68,814)	1,995,994
Other Comprehensive Income		-	(182,692)	(182,692)
Changes in the Remeasurement Surplus of Intangibles Property, Plant and Equipment		-	-	-
Cumulative Actuarial Gains or Losses for Post-Employment Defined Benefit Plans		-	-	-
Exchange Difference for Conversion of Financial Statements		-	-	-
Income or Losses from Hedge Instruments – Cash Flows Hedge		-	-	-
Income or Losses from Hedge Instruments – Net Investment Hedge in a Foreign Operation		-	-	-
Income or Losses from Financial Instruments at Fair Value through OCI (Other Comprehensive Income) (items 5.7.5 and 4.1.2A of I.F.R.S. 9)	(a)	-	(182,692)	(182,692)
Change in the Fair Value of Own Credit Risk of Liabilities Carried at FVPL Item 5.7.7 a) of I.F.R.S. 9		-	-	-
Total Comprehensive Income for the Period		3,436,330	33,239	3,469,569

C. Explanations of the Most Significant Adjustments

(a) Change in the Criterion of Classification and Measurement of Financial Assets and Liabilities

I.F.R.S. divides all financial assets into three classifications: those measured at amortized cost, those measured at fair value through other comprehensive income and those measured at fair value through profit or loss, based on the business model and the instrument characteristics.

Grupo Financiero Galicia S.A.’s accounting policy under Argentine Central Bank regulations differs from the provisions set out by I.F.R.S. in the following aspects:

(i)

Government securities that are not included in the lists of volatilities issued by the Argentine Central Bank are valued at their acquisition cost increased on an exponential basis according to their internal rate of return (I.R.R.).

(ii)	Loans are recorded at acquisition cost plus interest accrued based on the contractual rate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

(iii)	Debt Securities added at par are recorded at their technical value.
(iv)

Participation certificates in trusts on which there is no significant influence or control have been valued taking into account the share in the nte assets that stem from the interim financial statements of the respective trusts, as modified by the effect that the application of Argentine Central Bank regulations has had thereon, when applicable.

(v)	Unlisted debt securities and notes have been valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

As set out by I.F.R.S. 9, a company will classify financial assets, as measured subsequently at amortized cost, at fair value with changes in other comprehensive income or at fair value with changes in profit or loss, based on:

-	the entity’s business model to manage financial assets; and
-	the characteristics of contractual cash flows of the financial asset.

According to the business model Grupo Financiero Galicia S.A. applies for managing financial assets, they have been classified into the following categories:

1) Amortized Cost

The effect of the calculation of amortized cost, in accordance with I.F.R.S. 9, has for Loans, Receivables from Financial Leases, and Other Receivables and Liabilities related to the financial activity implies a decrease of $135,452 im shareholder´s equity and an increase of $5,765, respectively.

2) Fair Value through Other Comprehensive Income

The Company has classified the holding of government securities included in the assets of the Financial Trust Galtrust I and in Sudamericana Holding S.A. into this category. The financial and profit or loss effect represents an increase of $39,279 and $192,483, respectively, and a decrease of $182,692 in Other Comprehensive Income.

3) Fair Value with Changes in Profit or Loss

The Company has classified the following financial assets into this category: Holdings in government and private securities, in instruments issued by the Argentine Central Bank, in notes purchased and sold, and certain investments in debt securities in financial trusts. The financial and profit or loss effect represents an increase of $40,288 and $21,044, respectively.

(b)        Equity Investments

As of June 30, 2017, the companies consolidated by Grupo Financiero Galicia S.A., pursuant to the framework established by the Argentine Central Bank, are as follows: Banco de Galicia y Buenos Aires S.A. and its subsidiaries, Sudamericana Holding S.A. and its subsidiaries, Galicia Administradora de Fondos S.A., Galicia Warrants S.A. and Net Investment S.A. (in liquidation). Under the application of I.F.R.S. 10, the above-mentioned companies will continue being consolidated because they continue being subject to the control concept mentioned in the international standards.

Upon using the equity method, each company’s interim financial statements as of December 31, 2016 and June 30, 2017 have been used. The shareholders’ equity arising from their interim financial statements have been corrected by the effect the application of I.F.R.S. has had thereon. The effect of adjustments represents a financial and profit or loss increase of $3,603,765 and $73,116, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. (both subsidiaries of Banco de Galicia y Buenos Aires S.A.) were no longer consolidated under I.F.R.S. 10 because such companies have been classified as held for sale in conformity with I.F.R.S. 5, as the respective transfer agreements are signed. They are measured at the lowest of book value or fair value less selling costs.

(c)        Bank Premises and Equipment and Miscellaneous Assets

By virtue of applying I.F.R.S. 1, the current value of bank premises and equipment and investment property has been adopted as attributed cost as of the date of transition to I.F.R.S. Under Argentine Central Bank regulations, those assets are recorded at historical cost less their accumulated depreciation, as detailed in Note 1.8. The effect of adjustments represents a financial increase of $5,097,939 and a profit or loss decrease of $17,564.

(d)        Intangible Assets

According to I.F.R.S., an intangible asset is an identifiable non-monetary asset that has no physical substance. In order to be recognized, the Bank should have control thereof and the asset should generate future economic benefits.

The effect of adjustments represents a financial decrease of $873,769 and a profit or loss increase of $7,552.

(e)        Guarantees Granted

Under I.F.R.S., the financial guarantees granted should be originally recognized at their fair value, which is equal to the commission earned in advance in most cases. Such amount is subsequently amortized on a straight line basis over the life of the contract. At each year-end, the financial guarantees are measured by the highest of: (i) the value of the unaccrued commission as of period/fiscal year-end and (ii) the best estimate of the amount to be paid to terminate the contract discounted at its present value as of period/fiscal year-end.

Under Argentine Central Bank regulations, the commissions earned on financial guarantee agreements are charged to profit or loss upon collection. The adjustment relates to the recognition of commissions for unaccrued guarantees at closing and the consequent reversal of the charge to profit or loss made under Argentine Central Bank regulations. The effect of the adjustments related to Guarantees Granted represents an increase in assets and liabilities of $148,192, whereas the impact on profit or loss amounts to $469.

(f)        Other Adjustments

They correspond to labor, commercial and tax provisions, and the Quiero! customer loyalty program. The effect of adjustments represents an increase in liabilities of $112,200 and a profit or loss decrease of $45,036.

In addition, the balance of Notes in portfolio issued by the Company was adjusted by $59,740 for, pursuant to I.F.R.S. 9, the liability is paid off when the issuer repurchases its own indebtedness.

(g)        Repo and Reverse Repo Transactions

Reverse Repo Transactions

Under I.F.R.S., the financial assets acquired through reverse repo transactions for which the risks and benefits have not been transferred shall be recognized as a loan granted.

Under Argentine Central Bank regulations, the instrument acquired is recognized upon making the transfer. The adjustment relates to the derecognition of the listed government security recorded in the amount of $6,074,598, as well as the reversal of the liability recorded in other liabilities resulting from financial brokerage amounting to $6,074,598.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

(h)        Consolidation

According to I.F.R.S., an investor controls a subsidiary if it is exposed to or is entitled to variable returns due to its involvement in such entity and if it is capable of allocating such returns through its power over the subsidiary.

The adjustment related to interests in other companies relates to the consolidation of the Financial Trust Galtrust I and the Financial Trust Saturno Créditos, which are not considered subsidiaries under Argentine Central Bank regulations.

(i)        Miscellaneous Liabilities

Mainly relates to the adjustments to income tax and other liabilities. Under I.F.R.S., the tax charge for the period includes current and deferred taxes. The current income tax is calculated based on the laws approved or substantially approved as of the balance sheet date. The deferred tax is recognized according to the liability method for the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the interim financial statements. However, the deferred tax liabilities are not recorded if they arise from the original recognition of goodwill, or the original recognition of assets or liabilities in a transaction other than a business combination which, upon the transaction, does not affect book income or taxable income or loss. The deferred tax is determined using tax rates (and laws) approved or about to be approved as of the balance sheet date and that are expected to be applicable when the related deferred tax assets are realized or the deferred tax liabilities are settled.

Under Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. recognizes the current tax for the fiscal year.

The tax effect of the deferred tax recognition as of June 30, 2017 gives rise to deferred assets amounting to $615,237 and deferred tax liabilities amounting to $953,286.

(j)        Reclassifications

For the purposes of preparing this reconciliation, the Company has not made all reclassifications that would be required for appropriate disclosure under I.F.R.S.

As of the reporting period-end, the main reclassifications included in the balance sheet and the income statement are:

Leasehold Improvements

According to the Argentine Central Bank regulations, leasehold improvements are disclosed under Intangible Assets. According to I.F.R.S., leasehold improvements are part of Property, Plant and Equipment. Consequently, $235,793 has been reclassified to Bank Premises and Equipment.

Commissions on Origination of Loans.

According to the Argentine Central Bank regulations, they are disclosed in Income from Services. According to I.F.R.S. 9, such commissions are part of the cash flows used to calculate the I.R.R. on loans. Consequently, $241,076 has been reclassified to Financial Income.

(k)        Liabilities Recognized by Insurance Companies

Under I.F.R.S., an insurance company will evaluate, at the end of the period reported, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the emeasurement shows that the book amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Under Argentine Central Bank regulations, the accounting policies followed by the insurance company do not require performing a test of adjusting liabilities that meets the minimum conditions established by I.F.R.S. Pursuant to I.F.R.S. 4, in this case, the insurance company shall determine the adjustment of the book amount recorded according to the guidelines set out in IAS 37.

The related adjustment represents a decrease of $849 in shareholder´s equity and a profit or loss increase of $747.

I.F.R.S. 1 APPLICATION

I.F.R.S. 1 allows entities that adopt I.F.R.S. for the first time to consider certain one-time exemptions from the principle of retrospective application of I.F.R.S. in force for the closing of interim financial statements as of December 31, 2018. Such exemptions have been established by the IASB to make the first application of those standards simpler.

Below are the optional exemptions applicable to the Bank under I.F.R.S. 1:

1.

Attributed Cost of Bank Premises and Equipment and Miscellaneous Assets: the current value of real property classified as bank premises and equipment and miscellaneous assets has been adopted as attributed cost as of the date of transition to I.F.R.S. In addition, the Bank has made use of the option set forth in paragraph D5 of I.F.R.S. 1, making the measurement described only for certain items of property, plant and equipment.

2.	Business Combinations: The Bank has opted for not applying I.F.R.S. 3 “Business Combinations” retrospectively for business combinations prior to the date of transition to I.F.R.S.
3.

Assets and liabilities of subsidiaries that have already applied I.F.R.S.: The Bank has adopted I.F.R.S. for the first time after its subsidiary Tarjetas Regionales S.A. and its related subsidiaries. Consequently, it has measured the assets and liabilities of such subsidiaries in its consolidated interim financial statements for the same book amounts disclosed in their interim financial statements. The exemption set forth in paragraph D15b) ii) of I.F.R.S. 1 has been used for the remaining interests.

4.	The Bank has not made use of other exemptions available in I.F.R.S. 1.

Mandatory Exceptions to I.F.R.S.

Below are the mandatory exceptions applicable to the Bank under I.F.R.S. 1:

1.

Estimates: The estimates made by the Bank according to I.F.R.S. as of December 31, 2016 are consistent with the estimates made as of the same date according to the Argentine Central Bank’s accounting standards, considering what is described in paragraph 4 of Argentine Central Bank’s Communiqué “A” 6114 regarding the non-application of item 5.5 of I.F.R.S. 9.

2.

Accounting derecognition of financial assets and liabilities: The Bank applied the criteria of accounting derecognition of financial assets and liabilities under I.F.R.S. 9 prospectively. Therefore, the Bank does not contemplate those derecognized assets and liabilities as of December 31, 2016.

3.

Classification and measurement of financial assets: The Bank has considered the existing events and circumstances as of December 31, 2016 in its emeasurement of whether the financial assets meet the characteristics to be classified as assets measured at amortized cost or at fair value with changes in other comprehensive income.

4.	Other mandatory exceptions established by I.F.R.S. 1 that have not been considered because of not being applicable to the Bank are:

-    Hedge accounting.

-    Non-controlling interests.

-    Embedded derivatives.

-    Government loans

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CONSOLIDATED SUBSIDIARIES

The basic information regarding Grupo Financiero Galicia’s subsidiaries companies is detailed as follows:

Information as of:	06.30.17 (unaudited)
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (1)	Ordinary	562,326,651	100.00000	100.00000
Cobranzas Regionales S.A. (2)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.(*)	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100,00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A. (**)	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A. (in liquidation)	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (3)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (3)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas Regionales S.A. (1)	Ordinary	829,886,212	77.00000	77.00000

(1) Ordinary shares A and B.

(2) With a Face Value of 100.

(3) With a Face Value of 10.

(*) The Board of Directors has decided to approve the offer to buy the whole non-controlling interest in the capital stock of Compañía Financiera Argentina S.A. made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.

(**) During the current period, Grupo Financiero Galicia S.A. accepted an offer to sell 1% of the equity interest in Galicia Valores S.A. held by Compañía Financiera Argentina S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.16
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (1)	Ordinary	562,326,651	100.00000	100.00000
Cobranzas Regionales S.A. (2)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.(*)	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A. (in liquidation)	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (3)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (3)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (3)(**)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (1)	Ordinary	829,886,212	77.00000	77.00000

(1) Ordinary shares A and B.

(2) With a Face Value of 100.

(3) With a Face Value of 10.

(*) The Board of Directors has decided to approve the offer to buy the whole non-controlling interest in the capital stock of Compañía Financiera Argentina S.A. made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.

(**) On March 30, 2017, Banco de Galicia y Buenos Aires S.A. and its subsidiary Compañía Financiera Argentina S.A. sold their whole shareholding in Tarjetas del Mar S.A. to Sociedad Anónima Importadora y Exportadora de la Patagonia S.A. and to Engineer Federico Braun, respectively. The transaction amounted to US$5,000 and did not cause any material impact on the shareholders’ equity.

Information as of:	06.30.17 (unaudited)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	250,395,320	228,345,653	22,049,667	3,143,790
Cobranzas Regionales S.A.	71,693	37,991	33,702	3,410
Cobranzas y Servicios S.A.	25,039	15,526	9,513	860
Compañía Financiera Argentina S.A.	6,798,233	5,701,259	1,096,974	131,474
Galicia Administradora de Fondos S.A.	293,465	90,927	202,538	192,654
Galicia Broker Asesores de Seguros S.A.(*)	26,112	12,290	13,822	9,519
Galicia Retiro Compañía de Seguros S.A.(*)	179,943	141,545	38,398	2,682
Galicia Seguros S.A.(*)	1,822,562	1,126,921	695,641	490,499
Galicia Valores S.A.	160,360	32,142	128,218	45,483
Galicia Warrants S.A.	99,141	53,457	45,684	5,634
Net Investment S.A. (in liquidation)	276	1	275	17
Procesadora Regional S.A.	23,922	5,385	18,537	3,572
Sudamericana Holding S.A.(*)	1,258,113	18,120	1,239,993	533,762
Tarjeta Naranja S.A.	24,932,149	19,541,971	5,390,178	1,068,747
Tarjetas Cuyanas S.A.	5,803,502	4,788,437	1,015,065	114,880
Tarjetas Regionales S.A.	6,903,453	12,685	6,890,768	1,197,655

(*) For the fiscal year ended June 30, 2017.

Information as of:	12.31.16			06.30.16 (unaudited)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	209,306,331	190,400,460	18,905,871	2,299,272
Cobranzas Regionales S.A.	61,374	31,082	30,292	3,609
Cobranzas y Servicios S.A.	27,508	18,855	8,653	13,762
Compañía Financiera Argentina S.A.	5,893,851	4,678,351	1,215,500	133,396
Galicia Administradora de Fondos S.A.	280,237	73,502	206,735	67,776
Galicia Broker Asesores de Seguros S.A.(*)	22,293	14,226	8,067	6,926
Galicia Retiro Compañía de Seguros S.A.(*)	173,576	136,705	36,871	(1,148)
Galicia Seguros S.A.(*)	2,001,112	1,043,698	957,414	624,289
Galicia Valores S.A.	89,004	6,268	82,736	10,786
Galicia Warrants S.A.	112,504	54,454	58,050	10,760
Net Investment S.A. (in liquidation)	262	4	258	25
Procesadora Regional S.A.	22,404	7,439	14,965	996
Sudamericana Holding S.A.(*)	1,029,861	10,716	1,019,145	654,261
Tarjeta Naranja S.A.	24,997,877	20,316,446	4,681,431	591,212
Tarjetas Cuyanas S.A.	5,592,813	4,641,761	951,052	101,675
Tarjetas del Mar S.A.	1,296,643	1,138,482	158,161	3,985
Tarjetas Regionales S.A.	6,097,436	15,175	6,082,261	710,712

(*) For the fiscal year ended June 30, 2016.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The General Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (in liquidation) held on April 30, 2016 resolved to approve the Final Special Financial Statements and start the process of registration of the cancellation of the company’s legal status with the authorities of Uruguay.

On January 12, 2017, the decision made was to accept the offer to buy all the shares in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. Such offer was made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, such as the Argentine Central Bank’s approval.

The price offered is subject to certain adjustment variables, the effect of which may vary according to the time when the transaction is finally closed with its approval by the regulatory authorities. Notwithstanding the foregoing, we believe that the economic result of the transaction will not cause a significant impact on the Company’s shareholders’ equity.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the non-controlling interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The non-controlling interest percentages at period/fiscal year-end are as follows:

Information as of:	06.30.17 (unaudited)	12.31.16

Cobranzas Regionales S.A.	23.00000%	23.00000%
Galicia Broker Asesores de Seguros S.A.	0.00561%	0.00561%
Galicia Retiro Compañía de Seguros S.A.	0.00009%	0.00009%
Galicia Seguros S.A.	0.00022%	0.00022%
Procesadora Regional S.A.	21.85000%	21.85000%
Tarjeta Naranja S.A.	23.00000%	23.00000%
Tarjetas Cuyanas S.A.	23.00000%	23.00000%
Tarjetas del Mar S.A.	-	40.00000%
Tarjetas Regionales S.A.	23.00000%	23.00000%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of June 30, 2017 and December 31, 2016, holdings of government and private securities were as follows:

	06.30.17 (unaudited)	12.31.16
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	4,057,202	3,228,759
Total Holdings Recorded at Fair Market Value	4,057,202	3,228,759
Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	3,930,021	1,922,473
Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	3,930,021	1,922,473
Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	14,607,911	1,576,204
Argentine Central Bank Bills for Repo Transactions	6,094,210	-
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	1,005,659	6,973,364
Total Instruments Issued by the Argentine Central Bank	21,707,780	8,549,568
Total Government Securities	29,695,003	13,700,800
Private Securities
Shares	22,128	-
Total Private Securities	22,128	-
Total Government and Private Securities	29,717,131	13,700,800

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 4. LOANS

The lending activities carried out by the Company’s subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Foreing Residents: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of June 30, 2017 and December 31, 2016, the classification of the loan portfolio was as follows:

	06.30.17 (unaudited)	12.31.16

Non-financial Public Sector	10,744	14,359
Financial Sector	3,418,231	2,098,037
Non-financial Private Sector and Residents Abroad	162,406,265	140,046,017
With Preferred Guarantees	4,764,140	3,321,515
With Other Collateral	19,537,455	18,834,154
With No Collateral	138,104,670	117,890,348
Subtotal	165,835,240	142,158,413
Allowance for Loan Losses	(5,961,793)	(4,706,758)
Total	159,873,447	137,451,655

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description

Normal

Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation

Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

With Special Follow-Up – Under Negotiation or under Refinancing Agreements	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.
With Problems

Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.
Uncollectible

Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description

Normal Performance

This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Inadequate Performance	This category includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.
Deficient Performance	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.
Difficult Collection

This category includes customers with payments in arrears of more than 180 days and up to one year, or who are subject to judicial proceedings for collection, if their payments in arrears do not exceed one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The “financing” category includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	06.30.17 (unaudited)	12.31.16

Loans	165,835,240	142,158,413
Other Receivables Resulting from Financial Brokerage	2,865,793	3,198,881
Receivables from Financial Leases	1,227,878	969,532
Miscellaneous Receivables	118,482	132,722
Contingent Liabilities	12,666,831	11,465,674
Total	182,714,224	157,925,222

As of June 30, 2017 and December 31, 2016, the classification of debtors was as follows:

	06.30.2017 (unaudited)	12.31.16

COMMERCIAL LOAN PORTFOLIO
Normal	68,520,523	55,998,509
Backed by Preferred Guarantees and Counter-guarantees “A”	119,696	117,608
Backed by Preferred Guarantees and Counter-guarantees “B”	3,333,356	2,787,547
With No Preferred Guarantees or Counter-guarantees	65,067,471	53,093,354
With Special Follow-Up – Under Observation	84,275	124,037
Backed by Preferred Guarantees and Counter-guarantees “B”	14,162	50,931
With No Preferred Guarantees or Counter-guarantees	70,113	73,106
With Problems	78,038	75,354

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	06.30.2017 (unaudited)	12.31.16
Backed by Preferred Guarantees and Counter-guarantees “B”	49,343	39,697
With No Preferred Guarantees or Counter-guarantees	28,695	35,657
High Risk of Insolvency	110,103	91,686
Backed by Preferred Guarantees and Counter-guarantees “A”	200	395
Backed by Preferred Guarantees and Counter-guarantees “B”	20,455	29,696
With No Preferred Guarantees or Counter-guarantees	89,448	61,595
Uncollectible	12,832	16,989
Backed by Preferred Guarantees and Counter-guarantees “B”	—	249
With No Preferred Guarantees or Counter-guarantees	12,832	16,740
Total Commercial Loan Portfolio	68,805,771	56,306,575

CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	105,061,900	94,438,835
Backed by Preferred Guarantees and Counter-guarantees “A”	14,176	19,119
Backed by Preferred Guarantees and Counter-guarantees “B”	2,235,142	1,318,010
With No Preferred Guarantees or Counter-guarantees	102,812,582	93,101,706
Low Risk	3,034,651	2,621,212
Backed by Preferred Guarantees and Counter-guarantees “A”	920	13
Backed by Preferred Guarantees and Counter-guarantees “B”	14,496	17,422
With No Preferred Guarantees or Counter-guarantees	3,019,235	2,603,777
Medium Risk	2,072,944	1,700,581
Backed by Preferred Guarantees and Counter-guarantees “A”	301	—
Backed by Preferred Guarantees and Counter-guarantees “B”	3,716	12,269
With No Preferred Guarantees or Counter-guarantees	2,068,927	1,688,312
High Risk	2,601,472	2,005,901
Backed by Preferred Guarantees and Counter-guarantees “B”	14,178	10,085
With No Preferred Guarantees or Counter-guarantees	2,587,294	1,995,816
Uncollectible	1,129,323	844,958
Backed by Preferred Guarantees and Counter-guarantees “A”	112	272
Backed by Preferred Guarantees and Counter-guarantees “B”	20,554	5,020
With No Preferred Guarantees or Counter-guarantees	1,108,657	839,666
Uncollectible due to Technical Reasons	8,163	7,160
With No Preferred Guarantees or Counter-guarantees	8,163	7,160
Total Commercial and Housing Loan Portfolio	113,908,453	101,618,647
Grand Total	182,714,224	157,925,222

The management and mitigation of credit risk are described in Note 35 on risk management policies.

NOTE 6. ALLOWANCE FOR IMPAIRMENT

The changes in allowances for impairment as of June 30, 2017 and December 31, 2016 were as follows:

	06.30.17 (unaudited)	12.31.16

Balances at Beginning of Fiscal Year	4,706,758	3,559,994
Increases	2,435,651	3,388,865
Decreases	1,180,616	2,242,101
Reversals	325,188	312,443
Uses	855,428	1,929,658
Balances at Period/Fiscal Year-end	5,961,793	4,706,758

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of June 30, 2017 and December 31, 2016, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was as follows:

	06.30.17 (unaudited)	12.31.16
Unlisted Participation Certificates and Debt Securities in Financial Trusts	2,080,713	1,643,294
Unlisted Mutual Funds	1,463,521	2,466,372
Others	-	1,250
Total	3,544,234	4,110,916

NOTE 8. DERIVATIVE INSTRUMENTS

The amounts of transactions conducted as of period/fiscal year-end, net of eliminations between affiliated companies, when appropriate, are detailed as follows:

Item	Underlying Asset	Type of Settlement	Amount as of
			06.30.17 (unaudited)	12.31.16
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Settlement on a daily basis	11,608,344	16,144,003
Sales	Foreign currency	Settlement on a daily basis	9,513,100	11,066,971
Purchases by Customers	Foreign currency	Settlement on a daily basis	882,662	215,072
Sales by Customers	Foreign currency	Settlement on a daily basis	2,046,234	1,195,463
Interest Rate Swaps
Swaps	Others	Other	1,000	75,000
Repo Transactions
Forward Purchases	Argentine Government Securities	With delivery of the underlying asset	5,467,139	1,783,342
Pourchased Call Options and Written Options on Futures
Written Call Options on Dollar	Dollar	Settlement on a daily basis	-	10,200
Pourchased Call Options on Gold	Gold	Settlement on a daily basis	-	149,512
Written Call Options on Gold	Gold	Settlement on a daily basis	-	164,463

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of June 30, 2017 and December 31, 2016, the breakdown of “Equity Investments” was as follows:

	06.30.17 (unaudited)	12.31.16

In Financial Institutions, and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	8,229	7,858
Mercado de Valores de Buenos Aires S.A.	2,749	2,749
Prisma Medios de Pagos S.A. (Ex Visa Argentina S.A.)	7,836	7,836
Others	836	829
Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	19,650	19,272
In Non-financial Institutions
Aguas Cordobesas S.A.	-	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	15,550	14,716
Others	1,279	1,256
Total Equity Investments in Non-financial Institutions	26,239	34,293
Provisions	(601)	(601)
Total	45,288	52,964

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of June 30, 2017 and December 31, 2016, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	06.30.17 (unaudited)	12.31.16

Sundry Debtors	507,771	396,380
Deposits as Collateral	1,234,771	1,536,664
Tax Advances	1,152,265	1,159,971
Payments in Advance	554,859	313,109
Others	56,485	45,862
Total	3,506,151	3,451,986

NOTE 11. BANK PREMISES AND EQUIPMENT

As of June 30, 2017 and December 31, 2016, the breakdown of “Bank Premises and Equipment” was as follows:

	06.30.17 (unaudited)	12.31.16

Real Estate	2,118,732	2,050,436
Furniture and Fixtures	612,164	578,779
Machines and Equipment	2,181,785	1,840,000
Vehicles	37,507	30,739
Others	39,386	36,727
Accumulated Depreciation	(1,814,302)	(1,663,129)
Total	3,175,272	2,873,552

As of June 30, 2017 and 2016, the depreciation charge amounted to $205,047 and $132,055, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. MISCELLANEOUS ASSETS

As of June 30, 2017 and December 31, 2016, the breakdown of “Miscellaneous Assets” was as follows:

	06.30.17 (unaudited)	12.31.16

Work in Progress	1,095,980	947,590
Advances for Purchase of Assets	80,126	86,042
Works of Art	1,665	1,665
Assets Acquired through Foreclosures	16,156	2,259
Stationery and Office Supplies	103,494	64,566
Other Miscellaneous Assets	160,992	119,115
Total	1,458,413	1,221,237

As of June 30, 2017 and 2016, the depreciation and loss charge amounted to $737 and $533, respectively.

NOTE 13. INTANGIBLE ASSETS

As of June 30, 2017 and December 31, 2016, the breakdown of “Intangible Assets” was as follows:

	06.30.17 (unaudited)	12.31.16

Goodwill Net of Accumulated Amortization amounting to $48,659 and $43,823, respectively.	805	5,642
Organization and Development Expenses Net of Accumulated Amortization amounting to $2,618,356 and $2,333,229, respectively.	2,851,365	2,576,613
Total	2,852,170	2,582,255

As of June 30, 2017 and 2016, the amortization charge amounted to $335,208 and $381,983, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to insurance activity. As of June 30, 2017 and December 31, 2016, the breakdown of this account was as follows:

	06.30.17 (unaudited)	12.31.16

Premiums Receivable	533,980	532,531
Receivables from Reinsurers	3,867	11,600
Commissions Receivable	12,484	8,517
Others	1,660	1,870
Allowances	(15,866)	(15,378)
Total	536,125	539,140

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of June 30, 2017, the balances recorded by such institution as computable items are as follows:

Item	$	US$	Euros(*)
Checking Accounts at the Argentine Central Bank	6,815,150	1,072,665	15
Special Guarantees Accounts at the Argentine Central Bank	2,603,574	4,800	-
Total Computable Items to Meet Minimum Cash Requirements	9,418,724	1,077,465	15

(*) Stated in thousands of US$.

As of June 30, 2017, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

$
- For transactions carried out at ROFEX	289,869
- For debit / credit cards transactions	893,770
- For attachments	251
- Liquidity required to conduct transactions as agents at the C.N.V.	18,034
- For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	10,079
- For other transactions	7,420

b)	Special Guarantees Accounts

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2017, amounted to $2,655,362.

c)	Deposits in favor of the Argentine Central Bank

$
- Unavailable deposits related to foreign exchange transactions	533

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

-	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.
-	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A., in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of June 30, 2017, the Bank’s contribution amounts to $100,000.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

f)	Guarantees Granted for Direct Obligations

$
PROPARCO’s credit lines	35,126
Global Credit Program for the Micro-, Small- and Medium-sized Companies	6,704
Credit Program granted to the province of San Juan	47,913
Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish)	198,160

COMPAÑÍA FINANCIERA ARGENTINA S.A.

$
- For debit / credit cards transactions	13,375
- For attachments	494
- For transactions at M.A.E.	165
- For lawsuits	944
- Special guarantees accounts at the Argentine Central Bank for transactions involving electronic clearing houses	37,910

As of the date of these consolidated interim financial statements, attachments are fully included in a provision.

GALICIA VALORES S.A.

$
- Share of Mercado de Valores de Buenos Aires	2,150
- Liquidity required to conduct transactions as agents at the C.N.V.	4,100

TARJETA NARANJA S.A.

$
- Attachments in connection with lawsuits	283
- Guarantees related to lease agreements	2,802

TARJETAS CUYANAS S.A.

$
Guarantees related to lease agreements	1,620

As June 30, 2017 and December 31, 2016, the total amount of restricted assets for the aforementioned items in the aforementioned controlled companies was $4,327,064 and $4,734,297, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 16. NOTES

The following is a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14 Authorization of the increase, Resolution No. 17,064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.	US$1,100,000	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 04.26.16 and 11.09.16

Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 Increase of the authorized amount through Resolution No. 17883 dated 11.20.15, Resolution No. 18081 dated 06.10.16 and Resolution No. 18,480 dated 01.26.17

Compañía Financiera Argentina S.A.	US$250,000	Simple notes, not convertible into shares	5 years	11.21.05, 10.08.07, 11.25.10 and 04.17.15

Resolution No. 15440 dated 08.03.06, extended through Resolution No. 16505 dated 01.27.11 and Resolution No. 17958 dated 01.08.16 Increase of the authorized amount through Resolution No. 15848 dated 03.19.08 and Resolution No. 16505 dated 01.27.11

Tarjeta Naranja S.A.	US$650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15
Tarjetas Cuyanas S.A.	US$250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10 Authorization of the increase, Resolution No. 17072 dated 05.02.13
Tarjetas del Mar S.A.	US$75,000	Simple notes, not convertible into shares	5 years	03.19.15	Resolution No. 17969 dated 01.21.16

(*) Or its equivalent in any other currency.

The Company has the following Unsubordinated Notes outstanding issued under the other Global Programs detailed in the table above as of the close of the period/fiscal year:

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
									06.30.17 (unaudited)	12.31.16
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II	$78,200	Simple	36 months	01.31.17	Variable Badlar + 5.25%	-	81,632	04.25.13
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II	$109,845	Simple	36 months	10.23.17	Variable Badlar + 4.25%	114,746	115,114	10.03.14
Grupo Financiero Galicia S.A.	07.27.15	$	VII	$160,000	Simple	24 months	07.27.17	(1)	166,717	164,075	07.16.15
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	-	US$ 300,000	Simple	84 months	-	(2)(5)(***)	-	4,685,866	04.14.11
Banco de Galicia y Bs. As. S.A.	07.19.16	US$	-	US$ 250,000	Subordinated	120 months (3)	-	(4)(5)	4,260,595	4,065,255	06.23.16
Banco de Galicia y Bs. As. S.A.	02.17.17		$-	US$ 150,537	Simple	36 months	-	(6)	2,418,082	-	02.06.17
Banco de Galicia y Bs. As. S.A.	05.18.17		$-	$2,000,000	Simple	36 months	-	(7)	1,993,978	-	05.08.17
Compañía Financiera Argentina S.A.	05.05.15	$	XIV	$249,000	Simple	21 months	02.05.17	27.24% fixed up to the ninth month, then variable Badlar + 4.25%	—	72,696	04.15.15
Compañía Financiera Argentina S.A.	07.30.15		$XV	$210,000	Simple	21 months	04.30.17	27.99% fixed up to the ninth month, then variable Badlar + 4.50%	—	106,098	07.22.15
Compañía Financiera Argentina S.A.	02.02.16	$	XVI	$300,000	Simple	21 months	08.02.17	Variable Badlar + 4.50%	311,661	265,641	01.21.16
Compañía Financiera Argentina S.A.	05.24.16	$	XVII Series I	$58,333	Simple	18 months	11.24.17	Minimum 36% fixed up to the third month, then variable Badlar + 4%	28,034	67,125	05.12.16

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Book Value (*)		Issuance

									06.30.17 (unaudited)	12.31.16	Authorized by the C.N.V.

Compañía Financiera Argentina S.A.	05.24.16	$	XVII Series II	$287,500	Simple	36 months	05.24.19	Minimum 36% fixed up to the sixth month, then variable Badlar + 4.98%	294,272	286,124	05.12.16
Compañía Financiera Argentina S.A.	08.05.16	$	XVIII	$350,000	Simple	18 months	02.05.18	Minimum 29.5% fixed up to the third month, then variable Badlar + 2.88%	354,308	354,176	07.29.16
Compañía Financiera Argentina S.A.	05.08.17	$	XIX Series I	$100,000	Simple	18 months	11.08.18	Variable Badlar + 2.90%	91,849	-	04.27.17
Compañía Financiera Argentina S.A.	05.08.17	$	XIX Series II	$400,000	Simple	36 months	05.08.20	Variable Badlar + 3.49%	354,973	-	04.27.17
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$ 200,000	Simple	2192 days	01.28.17	Annual Nominal Fixed at 9%	-	1,098,876	01.14.11
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II	$33,500	Simple	1096 days	02.26.17	Variable Badlar + 5%	-	34,508	02.14.14
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series II	$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.50%	-	26,463	01.09.15
Tarjeta Naranja S.A.	04.27.15	$	XXIX	$334,030	Simple	731 days	04.27.17	27.75% Mixed Rate / Badlar + 4.50%	-	174,170	04.16.15
Tarjeta Naranja S.A.	06.29.15		$XXX	$400,000	Simple	731 days	06.29.17	27.75% Mixed Rate / Badlar + 4.50%	-	336,693	06.18.15
Tarjeta Naranja S.A.	10.19.15		$XXXI	$370,851	Simple	548 days	04.19.17	27% Mixed Rate / Badlar + 4.50%	-	188,983	10.07.15
Tarjeta Naranja S.A.	01.20.16	$	XXXII	$260,811	Simple	639 days	10.20.17	Variable Badlar + 4.50%	127,430	159,225	12.15.15

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Book Value (*)		Issuance

									06.30.17 (unaudited)	12.31.16	Authorized by the C.N.V.

Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series I	$133,092	Simple	548 days	10.13.17	Minimum 37% Rate/Badlar + 4.50%	130,940	127,583	03.28.16
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II	$366,908	Simple	1095 days	04.13.19	Minimum 37% Rate/Badlar +5.40%	373,423	378,450	03.28.16
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series I	$124,603	Simple	548 days	12.29.17	Minimum 32% Rate/Badlar + 3.38%	104,840	104,326	06.21.16
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1461 days	06.29.20	Minimum 32% Rate/Badlar +4.67%	470,809	466,443	06.21.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I	$225,611	Simple	546 days	03.27.18	Minimum 26% Rate/Badlar +2.99%	225,685	224,641	09.15.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1461 days	09.27.20	Minimum 26% Rate/Badlar +3.99%	747,085	752,188	09.15.16
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/Badlar + 3.25%	213,026	195,727	11.23.16
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1095 days	12.07.19	Minimum 25.25% Rate/Badlar + 4.00%	631,838	555,599	11.23.16
Tarjeta Naranja S.A.	04.11.17	$	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/Badlar + 3.50%	3,981,609	-	03.30.16
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	-	10,430	02.06.15
Tarjetas Cuyanas S.A.	08.12.15		$XXI	$232,000	Simple	550 days	02.12.17	Variable Badlar + 4.50%	-	206,897	07.29.15
Tarjetas Cuyanas S.A.	11.13.15	$	XXII	$300,000	Simple	547 days	05.13.17	Variable Badlar + 4.25%	-	309,797	11.03.15
Tarjetas Cuyanas S.A.	03.16.16	$	XXIII	$242,000	Simple	549 days	09.16.17	Variable Badlar + 4.99%	102,863	166,130	03.07.16
Tarjetas Cuyanas S.A.	05.05.16	$	XXIV Series I	$65,691	Simple	549 days	11.05.17	Variable Badlar + 4.08%	68,129	68,191	04.22.16
Tarjetas Cuyanas S.A.	05.05.16	$	XXIV Series II	$234,309	Simple	1095 days	05.05.19	Variable Badlar + 4.98%	206,817	192,163	04.22.16
Tarjetas Cuyanas S.A.	07.26.16		$XXV	$400,000	Simple	1461 days	07.26.20	Variable Badlar + 3.94%	414,559	367,786	07.13.16
Tarjetas Cuyanas S.A.	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Variable Badlar + 2.75%	156,006	157,018	10.14.16
Tarjetas Cuyanas S.A.	10.24.16	$	XXVI Series II	$350,237	Simple	1461 days	10.24.20	Variable Badlar + 4.00%	354,748	367,202	10.14.16
Tarjetas Cuyanas S.A.	02.10.17	$	XXVII Series II	$500,000	Simple	1095 days	02.10.20	Annual Nominal Fixed at 26%	509,643	-	02.02.17
Tarjetas Cuyanas S.A.	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	06.09.21	Variable Badlar + 3.05%	98,282	-	05.29.17
Tarjetas Cuyanas S.A.	06.09.17	$	XXVIII Series II	$371,825	Simple	1461 days	06.09.19	Variable Badlar + 3.7%	341,695	-	05.29.17
Tarjetas del Mar S.A.	02.19.16		$I	$150,000	Simple	18 months	08.19.17	Variable Badlar +4.5%	-	127,264	02.04.16
Total									19,648,642	17,060,555

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

(*) It includes principal and interest, net of eliminations when appropriate. (**) Not convertible into shares. (1) Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months. (2) On May 4, 2017, Banco de Galicia y Buenos Aires S.A. redeemed all outstanding notes due 2018, at a price equal to 100% of their residual face value, plus accrued and unpaid interest up to, but excluding, the redemption date. (3) Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest. (4) Fixed 8.25% rate (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017. (5) The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations. (6) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017. (7) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

As of June 30, 2017, Banco de Galicia y Buenos Aires S.A. recorded in its own portfolio Galicia Class III and IV Notes for $1,442 and $58,298, respectively, whereas as of December 31, 2016, it recorded Notes due 2018 for the amount of $95,639.

On June 15, 2017, Compañía Financiera Argentina S.A.’s Board of Directors approved the issuance of Class XX Notes for an aggregate principal amount of up to $750,000. On July 24, 2017, the issuance of Series I Notes for $401,666 and Series II Notes for $348,333 was formally approved.

At the date of these interim financial statements, Class XVI Single Series Notes of Compañía Financiera Argentina S.A. were settled.

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of June 30, 2017 and December 31, 2016, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	06.30.17 (unaudited)	12.31.16
Collections and Other Transactions on Account of Third Parties	3,671,854	3,220,207
Liabilities due to Financing of Purchases	18,680,573	20,812,777
Other Withholdings and Additional Withholdings	1,547,320	1,518,962
Correspondent Transactions on Our Account	307,760	1,142,363
Liabilities Subject to Minimum Cash Requirements	299,215	362,641
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	2,083,101	2,362,934
Commissions Accrued Payable	135,146	111,483
Others	232,434	186,072
Total	26,957,403	29,717,439

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of June 30, 2017 and December 31, 2016, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	06.30.17 (unaudited)	12.31.16
Sundry Creditors	1,803,944	1,211,243
Taxes Payable	3,214,569	2,956,416
Salaries and Social Security Contributions Payable	1,123,326	1,175,348
Others	461,175	419,290
Total	6,603,014	5,762,297

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 19. PROVISIONS

As of June 30, 2017 and December 31, 2016, the breakdown of “Provisions” was as follows:

	06.30.17 (unaudited)	12.31.16
Severance Payments	49,876	46,349
Contingent Commitments	18,541	23,482
Other Contingencies	458,902	303,095
Differences due to Dollarization of Judicial Deposits	12,092	11,558
Total	539,411	384,484

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of June 30, 2017 and December 31, 2016, the breakdown of this account was as follows:

	06.30.17 (unaudited)	12.31.16
Debts with Insureds	241,219	170,890
Debts with Reinsurers	9,500	4,816
Debts with Co-insurers	2,554	5,190
Debts with Insurance Brokers	110,187	122,235
Statutory Reserves	339,676	304,782
Others	22,207	21,471
Total	725,343	629,384

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of June 30, 2017 and December 31, 2016, the breakdown of “Control Debit Accounts - Others” was as follows:

	06.30.17 (unaudited)	12.31.16
Securities Held in Custody	483,797,973	258,872,060
Values for Collection	16,245,648	18,309,418
Security Agent Function	24,576,097	23,468,166
Others	3,572,075	4,322,384
Total	528,191,793	304,972,028

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date(1)
		$	US$
12.07.10	Fondo Fiduciario Aceitero	17,997	-	09/30/2017
04.29.13	Profertil	706	116,500	04/30/2018
10.21.13	Sinteplast	6	-	09/30/2017
12.20.13	Los Cipreses	35	-	09/30/2017
09.12.14	Coop. de Trabajadores Portuarios	1,023	-	09/12/2018
09.30.15	Las Blondas IV and V	35,075	-	11/28/2018
04.14.16	Rios Belt	30,474	-	04/14/2019
	Total	85,316	116,500

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

		Balances of Trust
Date of Contract	Trust	Funds	Maturity Date
		$
10.12.05	Hydro I	19	09.30.17 (2)
12.05.06	Faid 2011	3	09.30.17 (3)
12.06.06	Gas I	44,209	12.31.17 (3)
05.06.08	Agro Nitralco II	36	12.31.17 (3)
05.14.09	Gas II	4,781,262	12.31.22 (3)
02.10.11	Cag S.A.	483	09.30.17 (3)
04.25.11	Faid 2015	3	09.30.17 (3)
06.08.11	Mila III	426	12.31.17 (3)
09.01.11	Mila IV	1,165	09.30.17 (3)
09.14.11	Cag S.A. II	717	09.30.17 (3)
05.31.12	Fideicred Agro Series I	8	09.30.17(3)
12.27.12	Pla I	66	09.30.17(3)
09.18.13	Don Mario Semillas Series I	127	09.30.17(3)
11.05.13	Pla II	14	09.30.17(3)
11.21.13	Comafi Prendas I	1,142	09.29.18(3)
02.13.14	Mila V	3,656	05.20.20(3)
06.06.14	Mila VI	3,714	10.20.20(3)
06.18.14	Red Surcos II	1	09.30.17(3)
07.08.14	Don Mario Semillas Series II	173	09.30.17(3)
07.24.14	Fideicred Atanor III	79	09.30.17(3)
07.22.14	Don Mario Semillas Series III	162	09.30.17(3)
07.25.14	Fedeicred Agro Series II	41	09.30.17(3)
10.03.14	Mila VII	5,901	01.20.21(3)
12.02.14	Mas Cuotas Series I	150	09.30.17(3)
01.13.15	Red Surcos III	822	09.30.17(3)

(2) These amounts shall be released monthly until redemption of debt securities. (3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

		Balances of Trust
Date of Contract	Trust	Funds	Maturity Date
		$
01.27.15	Mila VIII	15,121	06.15.21(3)
05.18.15	Mila IX	21,012	09.15.21(3)
12.02.14	Mas Cuotas Series II	236	09.30.17(3)
08.24.15	Mila X	26,356	12.20.21(3)
10.30.15	Mila XI	35,529	01.15.22(3)
12.09.15	Fedeicred Agro Series III	8	09.30.17(3)
01.07.16	Mas Cuotas Series III	354	09.30.17(3)
01.14.16	Mila XII	45,674	11.15.21(3)
02.05.16	Red Surcos IV	1,353	09.30.17(3)
05.13.16	Mila XIII	59,261	09.15.22(3)
06.15.16	Mas Cuotas Series IV	1,014	11.15.17(3)
09.01.16	Mila XIV	61,487	01.31.23(3)
09.15.16	Mas Cuotas Series V	1,112	09.30.17(3)
10.27.16	Mila XV	77,736	03.31.23(3)
12.06.16	Mas Cuota Series VI	121,393	02.15.18(3)
01.10.17	Mila XVI	81,092	06.30.23(3)
02.24.17	Mila XVII	96,394	09.30.23(3)
03.23.17	Mas Cuota Series VII	368,228	01.15.18(3)
05.29.17	Fedeicred Agro Series IV	215,725	09.30.18(3)
06.21.17	Mas Cuota Series VIII	965,528	02.15.18(3)
	Totals	7,038,992

(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

c) Activities as Security Agent:

c.1) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of June 30, 2017 and December 31, 2016, the balances recorded from these transactions amount to US$1,364,097 and $408, respectively.

c.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of June 30, 2017 and December 31, 2016, the balance recorded from these transactions amounts to US$116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of June 30, 2017 and December 31, 2016 are detailed as follows.

Assets	06.30.17 (unaudited)	12.31.16

Cash and Due from Banks	22,094,060	39,486,988
Government and Private Securities	2,203,911	1,352,876
Loans	31,858,430	17,551,161
Other Receivables Resulting from Financial Brokerage	2,861,303	8,141,115
Receivables from Financial Leases	111,947	51,105
Equity Investments	8,426	8,032
Miscellaneous Receivables	165,573	158,634
Unallocated Items	8,344	7,918
Other Assets	3,896	13,559
Total	59,315,890	66,771,388

Liabilities	06.30.17 (unaudited)	12.31.16

Deposits	48,046,823	51,017,277
Other Liabilities Resulting from Financial Brokerage	7,153,753	13,287,379
Miscellaneous Liabilities	32,656	19,369
Subordinated Notes	4,260,595	4,065,255
Unallocated Items	1,505	7,005
Other Liabilities	7,490	-
Total	59,502,822	68,396,285

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The management and mitigation of currency risk are described in Note 35 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	06.30.17 (unaudited)	06.30.16 (unaudited)

Turnover Tax	1,640,196	1,240,318
Premiums for Repo Transactions	103,647	49,162
Adjustment due to Forward Transactions in Foreign Currency to be Settled in Pesos	389,390	33,318
Others	53,977	-
Total	2,187,210	1,322,798

Income from Services	06.30.17 (unaudited)	06.30.16 (unaudited)

Commissions from Cards	4,117,187	2,978,799
Commissions from Insurance	172,831	227,364
Others	1,811,690	995,113
Total	6,101,708	4,201,276

Expenses from Services	06.30.17 (unaudited)	06.30.16 (unaudited)

Turnover Tax	556,307	456,861
Related to Credit Cards	614,406	470,020
Others	554,142	463,436
Total	1,724,855	1,390,317

Miscellaneous Income	06.30.17 (unaudited)	06.30.16 (unaudited)

Income from Sale of Bank Premises and Equipment	14,260	2,287
Income from Transactions with Miscellaneous Assets	-	1,230
Leases	2,394	1,789
Adjustments and Interest from Miscellaneous Receivables	102,473	169,231
Others	4,140	119,937
Total	123,267	294,474

Miscellaneous Losses	06.30.17 (unaudited)	06.30.16 (unaudited)

Adjustment to Interest on Miscellaneous Liabilities	1,091	976
Claims	65,807	26,199
Donations	23,830	21,599
Turnover Tax	52,159	10,640
Others	243,573	51,898
Total	386,460	111,312

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of June 30, 2017 and 2016, the breakdown of “Income from Insurance Activities” was as follows:

	06.30.17 (unaudited)	06.30.16 (unaudited)

Premiums and Surcharges Accrued	1,564,018	1,670,128
Claims Accrued	(211,600)	(214,214)
Surrenders	(2,829)	(3,195)
Life and Ordinary Annuities	(2,784)	(2,351)
Underwriting and Operating Expenses	(330,590)	(240,749)
Other Income and Expenses	24,026	16,661
Total	1,040,241	1,226,280

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Argentine General Corporations Law, which amount to $100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital amount, which is calculated by weighing risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As required by the Argentine Central Bank regulations, as of June 30, 2017 and December 31, 2016, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
06.30.17 (unaudited)	17,683,966	25,477,031	144.07
12.31.16	15,258,350	22,009,550	144.25

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. should be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, since January 2016, the Bank is required to meet an additional capital conservation buffer apart from the minimum capital requirement, to be complied with gradually, reaching 3.5% of risk-weighted assets. The Argentine Central Bank also provided for that, since June 2015, equity investments in companies devoted to the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2017 and 2016:

	06.30.17 (unaudited)	06.30.16 (unaudited)
Income for the Period	3,436,330	2,723,223
Weighted Average Outstanding Ordinary Shares	1,300,265	1,300,265
Weighted Average Diluted Ordinary Shares	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	2.6428	2.0944
Diluted	2.6428	2.0944

(*) Figures stated in whole numbers.

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at period/fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the carriying value and the fair value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at fair value, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement equal to 3.5% of risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. Distribution of profits shall be restricted when the Bank’s computable regulatory capital level and structure is within the range of the capital conservation buffer.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the General Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $300,000.

Pursuant to the Price Supplement of the Class XXXVII Notes, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity of less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	06.30.17 (unaudited)	12.31.16	06.30.16 (unaudited)	12.31.15
Cash and Due from Banks	33,333,039	61,166,250	28,438,535	30,834,663
Instruments Issued by the Argentine Central Bank	13,108,767	6,635,954	9,394,595	10,514,624
Reverse Repo Transactions with the Argentine Central Bank	5,476,790	-	12,424,632	14,286
Interbank Loans	683,890	862,300	511,900	40,000
Overnight Placements in Banks Abroad	613,358	1,227,101	656,449	232,351
Other Cash Placements	2,250,735	3,196,060	1,737,569	1,339,341
Cash and Cash Equivalents	55,466,579	73,087,665	53,163,680	42,975,265

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was currently set at $450.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution institutions had to make to the FGD was 0.015% on the monthly average of total deposits.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A. has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of June 30, 2017, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $28,000 with a minimum liquidity requirement of $14,000, which Banco de Galicia y Buenos Aires S.A. paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $18,034.

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of June 30, 2017, Banco de Galicia y Buenos Aires S.A. holds a total of 10,107,946,725 units under custody for a market value of $64,120,796, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end, the securities held in custody totaled 7,777,368,861 units and their market value amounted to $37,337,855.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The balances of the Mutual Funds as of period/fiscal year-end are detailed as follows:

Mutual Fund	06.30.17 (unaudited)	12.31.16

FIMA Acciones	247,445	117,805
FIMA P.B. Acciones	808,351	305,310
FIMA Renta en pesos	519,448	239,066
FIMA Ahorro pesos	19,567,597	15,955,347
FIMA Renta Plus	496,075	247,293
FIMA Premium	5,787,232	7,130,327
FIMA Ahorro Plus	17,487,568	10,194,730
FIMA Capital Plus	467,650	561,800
FIMA Abierto PyMES	222,914	187,124
FIMA Mix I	114,636	151,487
FIMA Renta Dólares I	13,742,002	2,245,266
FIMA Renta Dólares II	4,659,878	2,300
Total	64,120,796	37,337,855

STORAGE OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 1st Floor, Autonomous City of Buenos Aires.

NOTE 32. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						06.30.17 (unaudited)	12.31.16
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$490,224(*)	326,099	504,874

(*) The remaining US$9,776 was transferred in cash.

(1) In exchange for loans to the Provincial Governments.

b) As of June 30, 2017 and December 31, 2016, Banco de Galicia y Buenos Aires S.A. holds participation certificates and debt securities from financial trusts amounting to $1,613,964 and $998,152, respectively.

NOTE 33. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banks: It represents the banking business operation results.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. As of June 30, 2016, this segment also included the results of operations of Tarjetas del Mar S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Net Investment S.A. (in liquidation), Galicia Valores S.A. and Grupo Financiero Galicia S.A.

Adjustments: This segment includes consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and non-controlling interest.

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	06.30.17 (unaudited)
Net Financial Income	6,804,851	2,780,028	159,342	65,199	(21,268)	9,788,152
Net Income from Services	3,895,787	3,226,381	-	345,656	(537,531)	6,930,293
Net Operating Income	10,700,638	6,006,409	159,342	410,855	(558,799)	16,718,445
Provision for Loan Losses	1,235,631	1,083,670	-	-	-	2,319,301
Administrative Expenses	6,403,583	3,349,267	299,694	65,463	39,032	10,157,039
Operating Income	3,061,424	1,573,472	(140,352)	345,392	(597,831)	4,442,105
Income from Insurance Companies’ Activities	-	-	487,981	-	521,213	1,009,194
Income from Equity Investments
Tarjetas Regionales SA	906,846				(906,846)
Sudamericana Holding SA	27,443				(27,443)
Others	213,975		834	9,633	(55,375)	169,067
Other Income (Loss)	6,102	325,373	(4,236)	3,848	(74,850)	256,237
Non-Controlling Interest	-	(143)	(1)	-	(275,732)	(275,876)
Net Income before Income Tax	4,215,790	1,898,702	344,226	358,873	(1,416,864)	5,400,727
Income Tax	1,072,000	720,982	122,293	115,085	(65,963)	1,964,397
Operations Discontinued	-	-	-	-	-	-
Net Income for the Period	3,143,790	1,177,720	221,933	243,788	(1,350,901)	3,436,330
Average:
Private Loans	111,662,445	28,057,719	-	-	(12,112)	139,708,052
Deposits	138,621,427	-	-	-	5,109	138,626,536
End of Period
Assets	220,180,408	31,062,296	2,535,577	558,056	(1,162,812)	253,173,525
Equity	22,049,667	6,288,696	1,241,077	376,716	(6,407,127)	23,549,029

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	06.30.16 (unaudited)
Net Financial Income	4,782,109	1,735,422	162,117	34,227	(26,568)	6,687,307
Net Income from Services	2,633,244	2,300,834	-	145,231	(508,952)	4,570,357
Net Operating Income	7,415,353	4,036,256	162,117	179,458	(535,520)	11,257,664
Provision for Loan Losses	553,851	645,834	-	-	-	1,199,685
Administrative Expenses	4,625,860	2,592,170	232,271	48,580	10,431	7,509,312
Operating Income	2,235,642	798,252	(70,154)	130,878	(545,951)	2,548,667
Income from Insurance Companies’ Activities	-	-	695,493	-	491,212	1,186,705
Income from Equity Investments
Tarjetas Regionales SA	493,068	-	-	-	(493,068)	-
Sudamericana Holding SA	51,098	-	-	-	(51,098)	-
Others	102,889	-	2,489	3,280	(21,202)	87,456
Miscellaneous Income, Net	106,719	278,821	(1,004)	1,178	(5,676)	380,038
Non-Controlling Interest	-	(63)	(1)	-	(164,611)	(164,675)
Net Income before Income Tax	2,989,416	1,077,010	626,823	135,336	(790,394)	4,038,191
Income Tax	830,000	438,132	216,203	45,989	(75,804)	1,454,520
Operations Discontinued	139,856	-	-	-	(304)	139,552
Net Income for the Period	2,299,272	638,878	410,620	89,347	(714,894)	2,723,223
Average:
Private Loans	77,024,628	21,490,931	-	-	(58,043)	98,457,517
Deposits	103,225,565	-	-	-	(478)	103,225,087
End of Period
Assets	173,506,792	26,354,692	2,218,715	281,872	(2,512,393)	199,849,678
Equity	16,111,444	4,803,327	1,056,231	187,929	(5,100,887)	17,058,044

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

	06.30.17 (unaudited)	12.31.16
Cash and Due from Banks	33,333,039	61,166,250
Government and Private Securities	29,717,131	13,700,800
Loans	159,873,447	137,451,655
Other Receivables Resulting from Financial Brokerage	17,485,611	18,178,275
Receivables from Financial Leases	1,209,876	955,346
Other Assets	536,125	539,140
Total Assets	242,155,229	231,991,466

	06.30.17 (unaudited)	12.31.16
Deposits	158,152,416	151,688,147
Other Liabilities Resulting from Financial Brokerage	57,654,262	57,793,653
Subordinated Notes	4,260,595	4,065,255
Other Liabilities	725,343	629,384
Total Liabilities	220,792,616	214,176,439

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 34. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these interim financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia y Buenos Aires S.A.

With regard to the city of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such a matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjetas Regionales S.A.

At the date of these consolidated interim financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to resolve such issues. The original amount claimed for taxes totals approximately $11,641.

Based on the opinions of their tax advisors, the companies believe that the above-mentioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with the tax regulations currently in force and existing case law.

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of certain financial charges.

The Bank believes that the resolution of these controversies will not have a significant impact on its financial condition.

Compañía Financiera Argentina S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Compañía Financiera Argentina S.A. with regard to the collection of certain financial charges. The company believes that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 35. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously. This particularly affects the Bank, where the requirements are stringent, as it is a financial institution regulated by the Argentine Central Bank. Apart from applicable local regulations, the Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (Sarbanes Oxley). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Prevention of Asset Laundering Division. The aim of both divisions is to guarantee the Board of Directors is fully aware of the risks that Banco de Galicia y Buenos Aires S.A. is exposed to, and to design and propose policies and procedures necessary to identify, assess, follow up, control and mitigate such risks.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own available and necessary resources to maintain an appropriate risk profile. This process shall also allow for the identification of both the economic capital needs and the sources to meet such needs.

The minimum capital requirement with regard to each risk is determined according to the Argentine Central Bank regulations.

In addition, Banco de Galicia y Buenos Aires S.A. has specified a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, metrics have been established (calculated based on current and stress ratios), which are monitored in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions. The Risk and Capital Allocation Committee considers and controls Banco de Galicia y Buenos Aires S.A.’s risk profile through a risk appetite report, and defines the actions to be carried out in case of potential deviations from the thresholds set.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposure and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposure under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the set strategy, which seeks to keep adequate liquid resources to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring of a) liquidity as it relates to stock: a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which additional liquid resources can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a foreign currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a foreign currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the approved strategy. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the present value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposure and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the interim financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the policy which limits the maximum authorized losses during a year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines for Banco de Galicia y Buenos Aires S.A. individually the possible loss that could be generated by the positions in securities, derivative instruments and currencies under certain parameters.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposure with regard to the non-financial public sector, Banco de Galicia y Buenos Aires S.A. defined a policy which by design envisages risk exposure in the national, provincial and municipal jurisdictions, and set the limits on the direct and total assistance for each of those jurisdictions.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A. uses credit assessment and risk monitoring tools to allow its management on a prompt and controlled basis to control its level of exposure to potential risks and encourages a proper portfolio diversification, both in individual terms and by economic sector.

Strategically, Banco de Galicia y Buenos Aires S.A. has decided to deepen its customers’ knowledge expressed in a specific policy, which allows for providing credit assistance to them according to their financing needs and based on their evaluated attributes, purposes and perspectives.

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows for an ongoing and efficient monitoring of the quality of assets, an early management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has a Management Framework that includes policies, practices, procedures and structures for the appropriate management of this risk.

Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or due to external events. It includes the legal risk, but does not include the strategic and reputational risks.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. The IT Risk is the business risk associated with each of the information assets that may cause a negative impact on such entity. For this purpose, the failures in the information security and IT processes are reviewed in connection with the regulatory and legal compliance, the delivery of projects, operations and services and the obsolete IT infrastructure. Finally, Banco de Galicia y Buenos Aires S.A. manages risks derived from subcontracted activities and from services rendered by providers.

Furthermore, before launching or introducing new products, activities, processes or systems, their associated risks are properly assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

An appropriate management of operational risks also helps improve customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed, which is currently being implemented. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancements granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

CONCENTRATION RISK

Risk concentration has to do with the exposure or groups of exposure with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated with a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources such as the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

MONEY LAUNDERING RISK

As regards the control and prevention of money laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), under the jurisdiction of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both money laundering and funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”, which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11, as amended, of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394, as amended, issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. quarterly publishes in its website (http://www.bancogalicia.com.ar) a document entitled “Disciplina de Mercado”, where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

NOTE 36. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine (9) directors and three (3) alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three (3) independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of Sarbanes-Oxley.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, Banco de Galicia y Buenos Aires S.A. stands out, being its main asset as well. Banco de Galicia y Buenos Aires S.A., as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as the controlling company.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Since the Company is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that the Company is under the control of a holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and the Company has no group relationship with EBA Holding S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is currently made up of seven (7) directors and three (3) alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, one of the alternate directors is independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three (3) years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

Risk and Capital Allocation Committee

It is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.

High Credit Committee

This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.

Low Credit Committee

This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.

Asset and Liability Management Committee

It is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

Information Technology Committee

This Committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors.

Audit Committee

The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

-	Effectiveness and efficiency of operations;
-	Reliability of the accounting information;
-	Compliance with applicable laws and regulations; and
-	Compliance with the goals and strategy set by the Board of Directors.

Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT as per its initials in Spanish)

It is in charge of planning, coordinating and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.

Committee for Information Integrity

It is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).

Human Resources and Governance Committee

It is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.

Performance Reporting Committee

It is in charge of monitoring the performance and results of operations, and evaluating the macro situation.

Liquidity Crisis Committee

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

Strategy and New Businesses Committee

It is in charge of analyzing new businesses.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

-	Retail Banking Division
-	Wholesale Banking Division
-	Finance Division
-	Comprehensive Corporate Services Division
-	Organizational Development and Human Resources Division
-	Risk Management Division
-	Credit Division
-	Strategic Planning and Management Control Division
-	Customer’s Experience Division

Senior Management’s main duties are as follows:

-	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.
-

Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

-	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is the Company, which has full control of its shares and votes. In turn, Banco de Galicia y Buenos Aires S.A. holds equity investments in supplementary companies as controlling company, as well as non-controlling interests in companies whose controlling company is Grupo Financiero Galicia S.A. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when Banco de Galicia y Buenos Aires S.A. holds either a majority or non-controlling interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict of interest related aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Conduct Committee.

Information Related to Personnel Economic Incentive Practices

The Human Resources and Governance Committee, composed of two (2) Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel.

It is the policy of Banco de Galicia y Buenos Aires S.A. to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

-	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
-	Being an individual motivation means.
-	Easing the decentralized management of compensation administration.
-	Allowing the effective budget control of personnel costs.
-	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco de Galicia y Buenos Aires S.A. has different variable compensation systems:

1.	Business Incentives and/or Incentives through Commissions system for business areas.
2.

Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and Banco de Galicia y Buenos Aires S.A.’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed to include both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

-	Results.
-	Business volume or size.
-	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources and Governance Committee for its consideration.

NOTE 37. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A. Existing as of June 30, 2017:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $230; Daniel A. Llambías $220; Luis M. Ribaya $172; Antonio R. Garcés $169; Enrique M. Garda Olaciregui $126; Eduardo A. Fanciulli $126; Sergio

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Grinenco $120; Guillermo J. Pando $120; and Pablo Garat $70. Status of the pending proceedings: federal extraordinary appeal before the Argentine Supreme Court of Justice (CSJN, as per its initials in Spanish) against the judgment passed by the Argentine Federal Court of Appeals in Administrative Matters that dismissed the appeal filed by the damaged parties against the penalties applied. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $400; José H. Petrocelli $328; Luis M. Ribaya $328; Eduardo J. Zimermann $324; Antonio R. Garcés $400; Eduardo H. Arrobas $400; Daniel A. Llambías $400; Eduardo J. Escasany $260; Federico Braun $260; and Abel Ayerza $258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: on June 27, 2017, the CSJN dismissed the federal extraordinary appeal that had been filed and the penalties imposed became final. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $2,242; Eduardo A. Fanciulli $812; Enrique M. Garda Olaciregui $1,429. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F., Banco de Galicia y Buenos Aires S.A. and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before the CSJN. Accounting treatment: As of June 30, 2017 and December 31, 2016, a provision for $4,483 has been set up.

U.I.F.’s Summary Proceedings No. 213/12. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Section 24 of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya and Antonio R. Garcés $324, jointly. Status of the proceedings: an appeal against the penalties was filed with the Argentine Federal Court of Appeals in Administrative Matters, which decided to consider the power to impose penalties on the Bank and the individuals on whom charges have been filed extinguished. The U.I.F. filed a federal extraordinary appeal before the CSJN. Accounting treatment: As of June 30, 2017 and December 31, 2016, a provision for $648 has been set up.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of June 30, 2017:

Summary Proceedings No. 6075: Notification date: January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Summary Proceedings No. 6669: Notification date: December 29, 2015. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio and Laura Cecilia Cifala. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward, which is being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6670: Notification date: February 16, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 5377 (amending point 3 of Annex to Communiqué “A” 5264). Individuals subject to summary proceedings: the Bank, María José Baldatti de Iorio, José Antonio Petracca and María Paula Petzl. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6876: Notification date: May 20, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 5264 and 5377. Individuals subject to summary proceedings: the Bank, María José Baldatti de Iorio, Natalia Stella Maris Mesiano and María Paula Petzl. Status of the proceedings: on June 27, 2017 the Economic Criminal Court acquitted the defendants, thereupon closing the summary proceedings with no liability on the part of Banco de Galicia y Buenos Aires S.A. or the individuals involved.

Summary Proceedings No. 6988: Notification date: August 25, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826, 5264 and 5265. Individuals subject to summary proceedings: María José Baldatti de Iorio, Laura Cecilia Cifala. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

NOTE 38. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Argentine Banking GAAP and U.S. GAAP:

a. Income tax.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of June 30, 2017 and June 30, 2016.

In addition, the Group records as an asset the credit related with Minimum Presumed Income Tax (MPIT) amounting to $8,912 and $9,424 as of June 30, 2017 and December 31, 2016, respectively. The MPIT credit will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

For the purposes of U.S. GAAP reporting, Grupo Galicia applies ASC 740-10 “Accounting for Income Taxes”. Under this guidance, income tax is recognized based on the assets and liabilities method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As such, the U.S. GAAP adjustment included: a) Deferred Income Taxes for banking companies not recorded for local purposes and; b) tax effects on the U.S. GAAP adjustments including in the reconciliation.

Deferred tax assets (liabilities) are summarized as follows:

	June 30, 2017 (unaudited)
	ASC 740-10 applied to Argentine GAAP balances	ASC 740-10 applied to U.S. GAAP adjustments	U.S. GAAP Deferred Tax total

Deferred tax assets
Allowance for loan losses – private sector	321,343	(28,012)	293,331
Intangible assets	-	305,820	305,820
Impairment of fixed assets and foreclosed assets	-	16,425	16,425
Liabilities	349,451	(1,800)	347,651
Others	(110,364)	63,288	(47,076)
Total gross deferred tax assets	560,430	355,721	916,151
Deferred tax liabilities:
Investments	(124,268)	-	(124,268)
Others	(96,985)	-	(96,985)
Total gross deferred tax liabilities	(221,253)	-	(221,253)
Net deferred income tax asset	339,177	355,721	694,898

	December 31, 2016
	ASC 740-10 applied to Argentine GAAP balances	ASC 740-10 applied to U.S. GAAP adjustments	U.S. GAAP Deferred Tax total

Deferred tax assets
Allowance for loan losses – private sector	384,082	(2,311)	381,771
Intangible assets	-	324,233	324,233
Impairment of fixed assets and foreclosed assets	-	16,669	16,669
Debt restructuring	-
Liabilities	285,900	-	285,900
Others	(4,904)	26,719	21,815
Total gross deferred tax assets	665,078	365,310	1,030,388
Deferred tax liabilities:
Investments	(148,529)	-	(148,529)
Others	(180,838)	-	(180,838)
Total gross deferred tax liabilities	(329,367)	-	(329,367)
Net deferred income tax asset	335,711	365,310	701,021

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the period ended June 30, 2017 and June 30, 2016 (including Compañía Financiera Argentina balances):

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	June 30, (unaudited)
	2017	2016
Income before taxes and non - controlling interest	5,873,948	5,227,435
Tax rate in forcé	35%	35%
Result for the year at the tax rate	2,055,882	1,829,602
Permanent tax differences (*)	(84,968)	(103,158)
Income tax expense	1,970,914	1,726,444

(*) Includes permanent differences originated in operation of shares and non-taxable dividends.

According to the taxable income projections, the Group estimates that it is more likely than not that it will recover the temporary differences and the credit recorded regarding Presumed Minimum Income Tax with future taxable income. Therefore, no valuation allowance was provided against the deferred tax assets and presumed minimum income tax.

ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for uncertain tax positions taken or expected to be taken in a tax return. As of June 31, 2017 and 2016, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements.

The following table shows the tax years open for examination as of June 30, 2017, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2011 – 2016

b. Commissions on loans.

Under Argentine Banking GAAP, the Group does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2017 and December 31, 2016 amounted to $(194,015) and $(81,904), respectively.

c. Intangible assets.

Goodwill – Recognition and amortization

The following table summarizes the U.S. GAAP shareholders’ equity adjustments as of June 30, 2017 and December 31, 2016:

	June 30, (unaudited)	December 31,
	2017	2016
Goodwill recognition (1)	(701)	(4,899)
Reversal of amortizations (2)	51,449	50,810
Total	50,748	45,911

(1) Under Argentine Banking GAAP the Company recognized as goodwill the excess paid over book value in the acquisition of non-controlling interest of subsidiaries. Under U.S. GAAP such transactions were treated as equity transactions. Also, the amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for U.S. GAAP purposes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

(2) Goodwill is amortized for Argentine Banking GAAP purposes. Under U.S. GAAP, according to ASC 350-20, goodwill is not amortized. However, ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes. During the period ended June 30, 2017 and the year ended December 31, 2016, no impairment was recorded.

Software costs

Under U.S. GAAP, ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

Under U.S GAAP purposes, the relatives costs related to the first and third stages are expensed as incurred, and in addition, the amortization of such capitalized expenses recorded under Argentine Banking GAAP has been reversed.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2017 and December 31, 2016 is as follows:

	June 30, (unaudited)	December 31,
	2017	2016
Capitalized cost expensed for U.S. GAAP purposes	(936,827)	(1,097,669)
Amortization adjustments	63,058	171,288
Total	(873,769)	(926,381)

d. Loan loss reserves.

Loans to the non-financial private sector and residents abroad

For the purposes of analyzing our loan loss reserve under U.S. GAAP, the Bank divides the loan portfolio into performing and non-performing commercial and consumer loans.

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

●	“With Problems”
●	“High Risk of Insolvency”
●	“Uncollectible”

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “High Risk of Insolvency” and “Uncollectible”. Additionally it is also considered in the assessment, however is not a determining factor, if commercial loans are more than 90 days past due. All non-performing commercial loans are individually assessed for impairment. Consumer loans are assessed on a collective basis.

The allowance for non-performing commercial loans is measured based on the present value of estimated future cash flows discounted at the original effective loan rate or on the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective interest rate or collateral fair value is lower than book value.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

To calculate the allowance required for all other commercial and consumer impaired loans and unimpaired loans, the Bank performs an analysis of historical losses from consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes, resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect the Group’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

Allowances on homogeneous loan portfolios are established based on probability of default, which is defined as the probability of the debtor within a specific loan portfolio or segment and rating, defaulting on its obligations within the next twelve (12) months. Under U.S. GAAP, this probability of default is determined by analyzing estimated defaults or foreclosures based on portfolio trends, historical losses, and client’s payment behavior.

a.	Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the period ended June 30, 2017 and the year ended December 31, 2016 respectively:

	June 30, 2017 (unaudited)
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowances for loan losses:
Beginning balance	4,566,137	193,559	4,759,696
Charge-offs	(1,099,423)	-	(1,099,423)
Recoveries	-	-	-
Foreign Exchange effect and other adjustments	-	-	-
Provision	2,137,426	(3,953)	2,133,473
Ending balance	5,604,140	189,606	5,793,746
Ending balance- individually evaluated for impairment	-	130,351	130,351
Ending balance- collectively evaluated for impairment	5,604,140	59,255	5,663,395
Financing receivables:
Ending balance	106,665,680	61,416,667	168,082,347
Ending balance: individually evaluated for impairment	-	256,045	256,045
Ending balance: collectively evaluated for impairment	106,665,680	61,160,622	167,826,302

	December 31, 2016
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowances for loan losses:
Beginning balance	3,412,993	184,930	3,597,923
Charge-offs	(1,935,065)	(189,729)	(2,124,794)
Recoveries	-	-	-
Foreign Exchange effect and other adjustments	-	-	-
Provision	3,088,209	198,358	3,286,567
Ending balance	4,566,137	193,559	4,759,696
Ending balance- individually evaluated for impairment	-	97,449	97,449
Ending balance- collectively evaluated for impairment	4,566,137	96,110	4,662,247
Financing receivables:
Ending balance	96,080,467	49,465,747	145,546,214
Ending balance: individually evaluated for impairment	-	212,036	212,036
Ending balance: collectively evaluated for impairment	96,080,467	49,253,711	145,334,178

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b.	Loan Charge-offs and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Group does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of June 30, 2017 and December 31, 2016 amounted to $14,982 and $9,867, respectively.

Under U.S. GAAP these loans were completely provisioned. The Group also classified loans, many of which are in judicial proceedings, which amounted to approximately $1,123,593 and $852,971 as of June 30, 2017 and December 31, 2016 respectively, as uncollectible, although the Group may hold preferred guarantees. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts.

c.	Impaired Loans

ASC 310, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts of loans considered impaired in accordance with ASC 310, as of June 30, 2017 and December 31, 2016:

	June 30, 2017 (unaudited)
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	38,936	35,771	-
With an allowance recorded:
Commercial
Impaired Loans	217,109	170,126	130,351
Total	256,045	205,897	130,351

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	35,450	34,997	-
With an allowance recorded:
Commercial
Impaired Loans	176,586	148,694	97,449
Total	212,036	183,691	97,449

The average recorded investments for impaired loans were $433,110 and $453,284 for the period ended June 30, 2017 and for the year ended December 31, 2016, respectively

The interest income recognized on impaired loans amounted to $5,767 and $3,870 for the period ended June 30, 2017 and 2016, respectively.

d.	Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible” and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible” or those in other categories where credit risk analysis shows that interest would not be recoverable.

The following table represents the amounts of nonaccrual loans, segregated by class of loans, as of June 30, 2017 and December 31, 2016, respectively:

	June 30, (unaudited)	December 31,
	2017	2016
Consumer
Advances	147,184	95,544
Promissory Notes	177,713	105,191
Mortgage Loans	34,863	14,998
Personal Loans	653,431	501,387
Credit Card Loans	3,342,162	2,858,308
Other Loans	43,496	18,905
Total Consumer	4,398,849	3,594,333
Impaired Loans	256,045	212,036
Total Commercial	256,045	212,036
Total Non-accrual loans	4,654,894	3,806,369

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

An aging analysis of past due loans, segregated by class of loans, as of June 30, 2017 and December 31, 2016 is as follows:

	June 30, 2017 (unaudited)
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	42,846	38,165	72,746	36,273	190,030	1,392,265	1,582,295
Promissory Notes	56,277	53,888	86,973	36,852	233,990	9,517,707	9,751,697
Mortgage Loans	6,596	2,614	10,674	21,575	41,459	1,301,284	1,342,743
Personal Loans	407,839	268,026	288,314	97,091	1,061,270	16,175,574	17,236,844
Credit Card Loans	1,746,256	1,232,047	1,606,598	503,517	5,088,418	69,837,096	74,925,514
Other Loans	14,895	10,450	19,403	13,643	58,391	1,768,196	1,826,587
Total Consumer Loans	2,274,709	1,605,190	2,084,708	708,951	6,673,558	99,992,122	106,665,680
Commercial:
Performing Loans	-	-	-	-	-	61,160,622	61,160,622
Impaired loans	-	-	124,569	71,474	196,043	60,002	256,045
Total Commercial Loans	-	-	124,569	71,474	196,043	61,220,624	61,416,667
Total	2,274,709	1,605,190	2,209,277	780,425	6,869,601	161,212,746	168,082,347

	December 31, 2016
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	31,711	40,741	34,769	20,034	127,255	971,878	1,099,133
Promissory Notes	55,544	44,294	43,627	17,270	160,735	7,646,571	7,807,306
Mortgage Loans	4,910	2,551	11,313	1,134	19,908	663,514	683,422
Personal Loans	340,118	211,806	208,683	80,898	841,505	12,449,464	13,290,969
Credit Card Loans	1,587,369	1,085,669	1,308,449	464,190	4,445,677	67,571,390	72,017,067
Other Loans	7,524	6,806	7,955	4,144	26,429	1,156,141	1,182,570
Total Consumer Loans	2,027,176	1,391,867	1,614,796	587,670	5,621,509	90,458,958	96,080,467
Commercial:
Performing Loans	-	-	-	-	-	49,253,711	49,253,711
Impaired loans	5,726	15,415	84,396	88,063	193,600	18,436	212,036
Total Commercial Loans	5,726	15,415	84,396	88,063	193,600	49,272,147	49,465,747
Total	2,032,902	1,407,282	1,699,192	675,733	5,815,109	139,731,105	145,546,214

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

e.	Credit Quality Indicators

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank.

Commercial Portfolio:

Loan Classification	Description
1. Normal Situation

The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls, The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

2. With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
(2.a) Under Observation (2.b) Under Negotiation or Refinancing Agreements.
3. With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.
4. High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.
5. Uncollectible

Amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on an annual basis,

Consumer Portfolio:

Loan Classification	Description
1. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.
2. Low Risk

Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal.

3. Medium Risk

Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

4. High Risk

Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following tables show the loan balances categorized by credit quality indicators for the period ended June 30, 2017 and the year ended December 31, 2016:

	June 30, 2017 (unaudited)
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer:
Advances	1,392,265	42,846	38,165	72,746	36,273	1,582,295
Promissory Notes	9,517,707	56,277	53,888	86,973	36,852	9,751,697
Mortgage Loans	1,301,284	6,596	2,614	10,674	21,575	1,342,743
Personal Loans	16,175,574	407,839	268,026	288,314	97,091	17,236,844
Credit Card Loans	69,837,096	1,746,256	1,232,047	1,606,598	503,517	74,925,514
Other Loans	1,768,196	14,895	10,450	19,403	13,643	1,826,587
Total Consumer Loans	99,992,122	2,274,709	1,605,190	2,084,708	708,951	106,665,680
Commercial:
Performing loans	61,131,119	29,503	-	-	-	61,160,622
Impaired loans	-	54,807	78,042	110,615	12,581	256,045
Total Commercial Loans	61,131,119	84,310	78,042	110,615	12,581	61,416,667
Total Financing Receivables	161,123,241	2,359,019	1,683,232	2,195,323	721,532	168,082,347

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	December 31, 2016
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer:
Advances	971,878	31,711	40,741	34,769	20,034	1,099,133
Promissory Notes	7,646,571	55,544	44,294	43,627	17,270	7,807,306
Mortgage Loans	663,514	4,910	2,551	11,313	1,134	683,422
Personal Loans	12,449,464	340,118	211,806	208,683	80,898	13,290,969
Credit Card Loans	67,571,390	1,587,369	1,085,669	1,308,449	464,190	72,017,067
Other Loans	1,156,141	7,524	6,806	7,955	4,144	1,182,570
Total Consumer Loans	90,458,958	2,027,176	1,391,867	1,614,796	587,670	96,080,467
Commercial:
Performing loans	49,164,572	89,139	-	-	-	49,253,711
Impaired loans	-	27,397	75,468	92,283	16,888	212,036
Total Commercial Loans	49,164,572	116,536	75,468	92,283	16,888	49,465,747
Total Financing Receivables	139,623,530	2,143,712	1,467,335	1,707,079	604,558	145,546,214

Loans are considered non-accrual when they are categorized by credit quality as “with problems” or “medium risk” or worse.

Loans past due 91 days or more and still accruing amounted $201,261 and $118,788 as of June 30, 2017 and December 31, 2016.

As of June 30, 2017 and December 31, 2016, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP	U.S. GAAP	Adjustment
December 31, 2016	4,766,300	4,759,696	6,604
Variances	1,055,182	1,034,050	21,132
June 30, 2017 (unaudited)	5,821,482	5,793,746	27,736

f.	Trouble Debt Restructuring disclosures

Restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Group grants a concession to the debtor that would not otherwise be considered. Concessions granted could include but it not necessary limited to: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

In 2016 there were three restructuring transactions affecting commercial debtors whose financial situation had deteriorated. As of June 30, 2017 no one of these debtors are in default of their payment obligations.

As for the consumer segment, all the restructuring transactions effected during 2017 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) the Bank, CFA and the Regional Cards made sure before the restructuring that the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

The following tables present for the period ended as of June 30, 2017 and for the year ended December 31, 2016, the financing receivables modified as troubled debt restructurings in 2017 and 2016:

	June 30, 2017 (unaudited)
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	-	-	-
Impaired loans	1	41,568	41,568
Total Commercial	1	41,568	41,568
Consumer
Advances	-	-	-
Promissory Notes	119	39,638	5,550
Mortgage Loans	-	-	-
Personal Loans	14,652	655,334	81,947
Credit Cards Loans	528,612	6,532,716	1,584,876
Other Loans	101	86,793	264
Total Consumer	543,484	7,314,481	1,672,637
TOTAL	543,485	7,356,049	1,714,205

	December 31, 2016
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	3	26,118	1,074
Impaired loans	-	-	-
Total Commercial	3	26,118	1,074
Consumer
Advances	17	829	401
Promissory Notes	540	120,816	10,424
Mortgage Loans	1	689	-
Personal Loans	24,960	813,993	40,382
Credit Cards Loans	358,016	4,595,717	449,462
Other Loans	99	90,419	161
Total Consumer	383,633	5,622,463	500,830
TOTAL	383,636	5,648,581	501,904

The following tables present for the periods ended as of June 30, 2017 and December 31, 2016, the financing receivables modified as troubled debt restructurings within the previous six and twelve months, respectively and for which there was a payment default during the year:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	June 30, 2017 (unaudited)
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	-	-	-
Impaired loans	-	-	-
Total Commercial	-	-	-
Consumer
Advances	2	17	8
Promissory Notes	63	31,049	9,026
Mortgage Loans	-	-	-
Personal Loans	4,846	131,385	50,558
Credit Cards Loans	53,506	633,931	386,275
Other Loans	5	8,006	1,092
Total Consumer	58,422	804,388	446,959
TOTAL	58,422	804,388	446,959

	December 31, 2016
	Number of Loans	Investment recorded	Allowances
Commercial
Performing loans	-	-	-
Impaired loans	6	50,588	50,588
Total Commercial	6	50,588	50,588
Consumer
Advances	281	14,236	-
Promissory Notes	185	28,132	6,630
Mortgage Loans	5	4,528	1,071
Personal Loans	11,765	184,028	18,995
Credit Cards Loans	57,533	549,184	378,837
Other Loans	1	588	-
Total Consumer	69,770	780,696	405,533
TOTAL	69,776	831,284	456,121

e. Government securities

The following table summarizes the U.S. GAAP adjustment related to government securities, as of June 30, 2017 and December 31, 2016:

	June 30, 2017 (unaudited)			December 31, 2016
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment
Government securities	3,930,021	3,960,561	30,540	1,151,838	1,163,456	11,618
Securities issued by the Argentine Central Bank	15,583,902	15,584,898	996	8,549,568	8,543,984	(5,584)
Total	19,513,923	19,545,459	31,536	9,701,406	9,707,440	6,034

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Government securities and securities issued by the Argentine Central Bank

As of June 30, 2017 and December 31, 2016 under Argentine Banking GAAP the Group holds government securities which are classified under the caption “Holdings Recorded at their Acquisition Cost plus the I.R.R”. The Group also holds some securities issued by the Argentine Central Bank, classified under the caption “Securities issued by the Argentine Central Bank”, which are recorded at their cost plus I.R.R. as they have not been included in the information about volatilities or present values issued by the Argentine Central Bank.

For U.S. GAAP purposes, these securities were classified as trading and accounted for at its fair value with changes recorded in the income statement.

f. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

Grupo Galicia’s assets and liabilities would be increased by approximately $23,189,688 and $22,882,600 applying U.S. GAAP at June 30, 2017 and December 31, 2016, respectively.

g. Securitizations.

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of June 30, 2017 and December 31, 2016:

	June 30, 2017 (unaudited)			December 31, 2016
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment
Galtrust I	326,099	366,261	40,162	504,874	540,858	35,984
Others	23,360	27,708	4,348	23,360	25,288	1,928
Total	349,459	393,969	44,510	528,234	566,146	37,912

Financial trust “Galtrust I”

The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of $1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments.

During 2002, the portfolio of loans included and the related retained interest in Galtrust I was subject to the pesification. As a result the retained interest in the trust was converted into pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Bogar Bonds due 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Under Argentine Banking GAAP, this transaction was accounted for as sales and the participation certificates retained by the Bank are recorded at the present value of cash flows discounted by the I.R.R. of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account. The participation certificates are recorded under Argentine Central Bank rules in the caption “Other Receivables from Financial Brokerage”, and its balance as of June 30, 2017 and December 31, 2016, was $326,099 and $504,874 respectively.

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income. The profit and loss impact is generated by the reclassification of Other comprehensive income to the net income as a consequence of the amortization of the Bogar Bonds 2018.

Others

Under Argentine Banking GAAP, certain loans that the Group had in its portfolio were transferred to Saturno Trust. In exchange for the loans transferred, the Group received all the participation certificates, which were accounted for at cost. According to this criterion, as of June 30, 2017 and December 31, 2016 Saturno Trust was recorded under caption “Other Receivables from Financial Brokerage” for an amount of $23,360 and $23,360, respectively.

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the loans have been measured at amortized cost with its corresponding allowance for loan losses measured in accordance with ASC 310.

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	June 30, (unaudited)	December 31,
	2017	2016
Cash and due from banks	40,075	36,083
Government securities and Promissory Notes	326,099	468,890
Loans	23,360	19,104
Investments	-	5,181
Otherr assets	5,641	563
Total Assets	395,175	529,821
Participation Certificates	393,969	528,234
Other liabilities	1,206	1,587
Total Liabilities	395,175	529,821

The Group’s maximum loss exposure, which amounted to $395,175 and $529,821 as of June 30, 2017 and December 31, 2016, respectively, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

h. Acceptances.

Under Argentine Banking GAAP, acceptances are accounted for in memorandum accounts. Under U.S. GAAP, third party liability for acceptances should be included in “Other Receivables Resulting from Financial Brokerage” representing Group customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Group.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Group’s assets and liabilities would be increased by approximately $428,633 and $586,180, had U.S. GAAP been applied as of June 30, 2017 and December 31, 2016, respectively.

i. Impairment of real estate properties and foreclosed assets.

Under Argentine Banking GAAP, real estate properties and foreclosed assets are carried at cost adjusted by depreciation over the life of the assets. In accordance with ASC 360-10 “Impairment of Long-lived Assets”, such assets are additionally subject to: recognition of an impairment loss if the carrying amounts of those assets are not recoverable from their undiscounted cash flows and an impairment loss measured as the difference between the carrying amount and fair value of the assets.

The Group evaluates potential impairment loss relating to long-lived assets by comparing their carrying amounts with the undiscounted future expected cash flows generated by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2002, the Group determined that the uncertainty of the Argentine economic situation had a significant impact on the recoverability of its long-lived assets and evaluated its properties for impairment. An impairment loss was recorded in 2002.

Foreclosed assets are carried at the lower of cost and fair value. In 2002, the Group recorded a valuation allowance reflecting a decrease in the market values of its foreclosed properties.

As of June 30, 2017, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciation as of June 30, 2017 and June 30, 2016 of the assets impaired in 2002 has been reversed for U.S. GAAP purposes.

Therefore, the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2017 and December 31, 2016 amounted to $(46,928) and $(47,625), respectively.

j. Equity investments in other companies

Under Argentine Banking GAAP, the equity investments in companies where significant influence exists are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.

For U.S. GAAP purposes, under ASC 323, Investments - Equity Method and Joint Ventures, the Group should determine if any factors are present that might indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company’s value, an impairment of the investment must be recognized.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of June 30, 2017 and December 31, 2016, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes.

On April 12, 2017 the shareholders of the Bank accepted the offer to buy its equity investment in Aguas Cordobesas S.A. (ACSA), which comprises 3,250,000 shares Class “E”. Such offer was made by Benito Roggio e Hijos S.A. and amounted to $48,000 , of which Ps.38,335 have been already collected by the Bank and the remaining $9,665 will be paid upon the receipt of the approval of the Province of Córdoba government. As a consequence the Group reversed the impairment allowance on that investment.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2017 and December 31, 2016 amounted to $(5,454) and $(14,365), respectively.

k. Financial Guarantees

Other Financial Guarantees.

The Bank issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation.

Under Central Bank rules, guarantees issued are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed.

Under US GAAP, FASB ASC 460 “Guarantees” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Group with an offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Group is decreasing its risk. As of December 31, 2016, the fair value of the guarantees less the estimated proceeds from collateral amounted to $(469). As of June 30, 2017 there is no adjustment to the Shareholders’ equity. Net income adjustment as of June 30, 2017 and 2016 amounted to $469 and $7,603, respectively.

l. Non-controlling interest

Under Argentine Banking GAAP, the non-controlling interest is required to be disclosed as a component of the liabilities. Under U.S. GAAP, non-controlling interest should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent company and to the non-controlling interest. The non-controlling interest in accordance with Argentine Banking GAAP has been reclassified for U.S. GAAP reconciliation purposes.

Also, non-controlling interest under U.S. GAAP reflects the effect in non-controlling interest of all the other U.S. GAAP adjustments discussed.

m. Foreign Debt Restructuring

On May 18, 2004, the Group completed the restructuring of its foreign debt. As a result of this restructuring, the Group recorded a $142.5 million gain under Argentine Banking GAAP.

For U.S. GAAP purposes, the restructuring is accounted for in each of two steps. The first step of the restructuring required the holders of the Group’s debt to exchange its old debt for new debt in two tranches. Pursuant to “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the scope of ASC 470), the Group did not receive any concession from the holders of the debt and therefore, the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

first step restructuring was not considered a trouble debt restructuring. Pursuant to “Debtors Accounting for a Modification or Exchange of Debt Instruments” ASC 470-50, the first step of the restructuring was accounted for as a modification of the old debt and therefore the Group did not recognize any gain or loss. The second step of the restructuring offers the holders of the Group’s debt issued in the first step explained above to exchange it for new securities including cash, Boden 2012 Bonds and equity shares of the Group. Pursuant to U.S. GAAP this second step, the restructuring was accounted for in accordance with “Accounting by Debtors and Creditors for Trouble Debt Restructurings” ASC 310-40, as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, ASC 310-40 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.

A gain on troubled debt restructuring is only recognized when the remaining carrying value of the debt at the date of the restructuring exceeds the total future cash payments of the restructured debt reduced by the fair value of the assets and equity given as payment of the debt. Since the total future cash outflows of the restructured debt exceeds the carrying value of the old debt, no gain on restructuring was recorded under U.S. GAAP.

As a result, under U.S. GAAP, the carrying amount of the restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under U.S. GAAP, a new effective interest rate was determined to reflect the present value of the future cash payments of the restructured debt.

Furthermore, under U.S. GAAP, expenses incurred in a troubled debt restructuring are expensed as incurred. Expenses related to the issuance of equity were deducted directly from the shareholder’s equity.

During 2010, the Group repurchased part of the debt maturing in 2010 and 2014. In addition, Negotiable Obligations were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2010, generating a gain of approximately $34,462 included in 2010 U.S. GAAP net income reconciliation.

During 2011, the Group paid in advance the interest capitalized related to the Subordinated Negotiable Obligation for an amount of approximately US$ 95.8 million. This amount was originally scheduled to be paid in 2014. This advance payment does not constitute a modification of terms of the Negotiable Obligation for U.S. GAAP purposes.

During 2016, the Group have paid in advance the Subordinated Negotiable Obligation, which was originally scheduled to be paid in 2019. Consequently no shareholders’ equity adjustment was recorded as of June 30, 2017 and December 31, 2016.

n. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”).

Under Argentine Banking GAAP, the Group derecognizes the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Group records a liability related to the cash received in the transaction. The asset related to securities to be repurchased is measured as the same criteria as the transferred securities.

Similar treatment applies to reverse repo agreements

For U.S. GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as trading and recorded at fair value.

The corresponding net adjustment in shareholders’ equity under U.S. GAAP is included under the caption “Government securities” as of June 30, 2017 and December 31, 2016.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

o. Fair Value Measurements Disclosures.

ASC 820-10 defines fair value and establishes a consistent framework for measuring fair value and disclosure requirements about fair-value measurements. ASC 820 -10, among other things, requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In addition, ASC 825-10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825-10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825-10 analysis, the Group has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Fair Value Hierarchy

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In addition, ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 2 – inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets;

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Determination of Fair Value

Fair value is based upon quoted market prices in active markets, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Group believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following section describes the valuation methodologies used by the Group to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Assets

a) Government securities and other investments

Listed investment securities: where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include national and province governments bonds, instruments issued by Argentine Central Bank and corporate securities.

Other investments securities: as quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. These are classified within level 3 of the valuation hierarchy.

b) Securities receivable under spot and forward purchases to be settled and under repo transactions

Securities receivables under repurchase agreements are classified within level 1 of the valuation hierarchy using quoted prices available in the active market where the securities are traded.

c) Securitizations

As of June 30, 2017 and December 31, 2016 the caption includes the consolidated assets of Galtrust I. The fair value was determined by using the fair value of the underlying assets (Bogar bonds). Therefore, these are classified within level 1 of the valuation hierarchy.

d) Derivatives Financial Instruments

Forward transactions traded in autoregulated markets are made through recognized exchange markets, such as MAE and ROFEX.

The general settlement method for these transactions does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income. Therefore, they are classified in Level 1 of the fair-value hierarchy.

Forward transactions conducted directly with customers are recorded as the difference between the agreed foreign currency exchange rate and an average between such exchange rate at the end of the year according with the future prices published by ROFEX and MAE. Therefore, they are classified in Level 1 of the fair-value hierarchy.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Liabilities

e) Securities to be delivered under spot and forward sales to be settled and under repo transactions

Securities to be delivered under spot and forward sales to be settled and under repo transactions are classified within Level 1 of the valuation hierarchy using quoted prices available in the active market where the securities are traded.

f) Derivatives Financial Instruments

Forward transactions traded in autoregulated markets are made through recognized exchange markets, such as MAE and ROFEX.

The general settlement method for these transactions does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income. Therefore, they are classified in Level 1 of the fair-value hierarchy.

Forward transactions conducted directly with customers are recorded as the difference between the agreed foreign currency exchange rate and an average between such exchange rate at the end of the year according with the future prices published by ROFEX and MAE. Therefore, they are classified in Level 1 of the fair-value hierarchy.

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of June 30, 2017 and December 31, 2016, for U.S. GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Balances as of June 30, 2017 (unaudited)	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)

ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value Government Securities	7,939,963	7,680,991	-	258,972
a.2) Securities issued by Argentine Central Bank	15,584,898	15,584,898	-	-
a.3) Other Investments (*)	27,708	-	-	27,708
b.1) Securities receivable under spot and forward purchases to be settled and under repo transactions	1,146,525	1,146,525	-	-
c) Securitizations			-	-
Galtrust I (**)	366,261	366,261
d) Derivative financial instruments	90,593	90,593	-	-
TOTAL ASSETS AT FAIR VALUE	25,155,948	24,869,268	-	286,680
LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled and under repo transactions	(1,790,728)	(1,790,728)	-	-
f) Derivative financial instruments	(132,352)	(132,352)	-	-
TOTAL LIABILITIES AT FAIR VALUE	(1,923,080)	(1,923,080)	-	-
(*)	This amount is related to the fair value of participation certificates of Saturno Trust.
(**)	The $366,261 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Balances as of December 31, 2016	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value Government Securities	5,162,720	3,797,816	1,070,472	294,432
a.2) Securities issued by Argentine Central Bank	8,543,984	8,543,984	-	-
a.3) Other Investments (*)	25,288	-	-	25,288
b.1) Securities receivable under spot and forward purchases to be settled and under repo transactions	3,306,022	3,244,464	29,152	32,406
c) Securitizations			-	-
Galtrust I (**)	540,858	540,858
d) Derivative financial instruments	111,287	111,287	-	-
TOTAL ASSETS AT FAIR VALUE	17,690,159	16,238,409	1,099,624	352,126
LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled and under repo transactions	(716,979)	(674,055)	(29,152)	(13,772)
f) Derivative financial instruments	(141,013)	(141,013)	-
TOTAL LIABILITIES AT FAIR VALUE	(857,992)	(815,068)	(29,152)	(13,772)

(*)	This amount is related to the fair value of participation certificates of Saturno Trust.
(**)	The $540,858 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2017 (including the change in fair value) for financial instruments classified by the Group within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	June 30, 2017
	(unaudited)
	Other investments	Securities issued by Argentine Central Bank and government securities	Securities receivable under spot and forward purchases to be settled and under repo transactions	Securities to be delivered under spot and forward sales to be settled and under repo transactions	Total Fair Value Measurements
Fair value, December 31, 2016	25,288	294,432	32,406	(13,772)	338,354
Included in earnings	2,420	(25,124)	-	-	(22,704)
Purchases	-	179,660	-	-	179,660
Settlements	-	(189,996)	(32,406)	13,772	(208,630)
Fair value, June 30, 2017 (unaudited)	27,708	258,972	-	-	286,680

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the periods:

Balances as of June 30, 2017	Total Fair Value Measurements
(unaudited)
Classification of gains and losses included in earnings Financial Income	(22,704)

Total	(22,704)

The Group records transfers between levels assuming the transfer occurs at the end of the period. The Group did not transfer any assets or liabilities between Levels 1 and 2 of the fair value hierarchy during 2017 and 2016.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. The valuation technique used to obtain the fair value was an income approach using discounted cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. No changes in the valuation technique took place during the year. Loans subject to nonrecurring fair value measurement were $114,587 and $204,171 as of December 31, 2016 and 2015 classified as Level 3.

p. CFA - Discontinued operations

The board of directors of the Bank, approved the sale of a major business line, which consists of one component under ASC 205-20-20, during the last quarter of 2016. The business line to be sold represents one of the Group’s five reportable segments “CFA Personal Loans”. The Bank announced the disposal plan to investors on January 12, 2017, however the decision was made prior to that date. The component represents a strategic shift that will have a major effect on the Group operations and financial results, as such, the component is classified as discontinued operation in accordance with the criteria in ASC 205-20-45-1C. Based on the held-for-sale criteria in ASC 360-10-45-9, the component was classified as held-for-sale at December 31, 2016 and June 30, 2017 and measured at the lower of its carrying amount and fair value less cost to sell. As of June 30, 2017 Group measured CFA at its carrying amount at the time of classification as held for sale which was lower than its fair value less cost to sell.

The closing of the transaction is subject to the prior compliance of the conditions set out in the offer, such as the Argentine Central Bank’s approval.

The price offered is subject to certain adjustment variables, the effect of which may vary according to the time when the transaction is finally closed with its approval by the regulatory authorities. Notwithstanding the foregoing, the Group believe that the economic result of the transaction will not cause a significant impact on the shareholders’ equity.

Additional disclosures required by ASC 205-20-45-10 and 205-20-50-5B:

	June 30,	December 31,
	(unaudited)
	2017	2016
CFA Personal Loans – discontinued operation:
Cash	261,906	395,513
Government and corporate securities	149,251	16,776
Loans	5,662,248	4,697,314
Others	595,861	711,463
Total assets	6,669,266	5,821,066
Deposits	1,900,388	1,412,974
Other liabilities resulting from financial brokerage	3,185,249	2,900,235
Others	632,883	389,251
Total liabilities	5,718,520	4,702,460

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	Six months ended June 30,
	(unaudited)
	2017	2016
Financial Income	1,614,025	1,004,375
Financial Expenditures	583,397	342,338
Provision for Loan Losses	286,293	10,492
Administrative Expenses	739,538	537,675
Others	227,955	229,444
Net income from operations of discontinued Component CFA before Income tax	232,752	343,314
Income Tax	100,017	124,697
Net income on discontinued operations	132,735	218,617
Eliminations with the parent company and its subsidiaries	(132,735)	-
Net income after eliminations on discontinued operations	-	218,617

q. New authoritative pronouncements

During 2016 and 2017, the FASB has issued Accounting Standards Updates. Those updates applicable for the Group are mentioned below:

ASU 2016-01

In January 2016, the FASB issued the Accounting Standards Update No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: i) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; ii) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; iii) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; among other changes.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2016-02

Accounting Standard Update 2016-02 “Leases (Topic 842)” was issued in February 2016. The FASB is issuing this Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification® and creating Topic 842, Leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

ASU 2016-13

In June 2016, the FASB issued Accounting Standard Update 2016-13 - Financial instruments — Credit losses (Topic 326): Measurement of credit losses on financial instruments. This new accounting guidance will require the earlier recognition of credit losses on loans and other financial instruments based on an expected loss model, replacing the incurred loss model that is currently in use. Under the new guidance, an entity will measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The expected loss model will apply to loans and leases, unfunded ending commitments, held-to-maturity (HTM) debt securities and other debt instruments measured at amortized cost. The impairment model for AFS debt securities will require the recognition of credit losses through a valuation allowance when fair value is less than amortized cost, regardless of whether the impairment is considered to be other-than-temporary. The new guidance is effective on January 1, 2020, with early adoption permitted on January 1, 2019. The Group is in the process of identifying and implementing required changes to loan loss estimation models and processes and evaluating the impact of this new accounting guidance, which at the date of adoption is expected to increase the allowance for credit losses with a resulting negative adjustment to retained earnings.

ASU 2016-15 and ASU 2016-18

In August 2016 and November 2016, the FASB issued Accounting Standard Update 2016-15 -“Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments” and Accounting Standard Update 2016-18 “Statement of cash flows (Topic 230): Restricted cash” that addresses classification of certain cash receipts and cash payments, including changes in restricted cash, in the statement of cash flows. This new accounting guidance will result in some changes in classification in the Consolidated Statement of Cash Flows, which the Group does not expect will be significant, and will not have any impact on its consolidated financial position or results of operations. The new guidance is effective on January 1, 2018, on a retrospective basis, with early adoption permitted.

ASU 2014-09

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and the Group plans to adopt this standard on the effective date. The Group has been assessing this ASU and the preliminary findings is that the new pronouncement will not have a significant impact on the consolidated financial statements as the majority of our business transactions will not be subject to this pronouncement.

ASU 2017 -11

In July 2017, the FASB issued the Accounting Standard Update (ASU) that simplifies the accounting for certain financial instruments with down round features—a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. The amendment requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (that is, when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The amendments are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-12

In August 2017, the FASB issued an ASU that will improve and simplify accounting rules around hedge accounting. The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks. More hedging strategies will be eligible for hedge accounting. These include hedges of the benchmark rate component of the contractual coupon cash flows of fixed-rate assets or liabilities, hedges of the portion of a closed portfolio of prepayable assets not expected to prepay, and partial-term hedges of fixed-rate assets or liabilities (e.g., the first and second years of a five-year bond). Public business entities, public not-for-profit entities, and financial institutions will have until the end of the first quarter in which a hedge is designated to perform an initial assessment of a hedge’s effectiveness. All other companies will have until their financial statements are available to be issued. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. For cash flow hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. They will be reclassified to earnings when the hedged item impacts earnings. On the other hand, for fair value hedges, because the change in fair value of the hedged item and the derivative hedging instrument will still be recorded in current earnings, if the hedge is not perfectly effective, there will be an income statement impact.

The ASU is effective for public companies in 2019 and private companies in 2020. Early adoption is permitted.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

ASU 2017-01

In January 2017, the FASB issued an ASU that clarifies the definition of a business, The new standard is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The new guidance provides a framework to evaluate when an input and a substantive process are present (including for early stage companies that have not generated outputs). To be a business without outputs, there will now need to be an organized workforce. The Board noted that outputs are a key element of a business and included more stringent criteria for sets without outputs.

Finally, the new guidance narrows the definition of the term “outputs” to be consistent with how it is described in Topic 606, Revenue from Contracts with Customers. Under the final definition, an output is the result of inputs and substantive processes that provide goods or services to customers, other revenue, or investment income, such as dividends and interest.

For public companies, the ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods.

The Group considers this ASU will not have any significant effect in the US GAAP disclosures and financial information.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

r. Consolidated net income

	June 30,
	(unaudited)
	2017	2016
Net income as stated	3,436,330	2,723,223
Loan origination fees and costs (Note b.)	(112,111)	(7,412)
Intangible assets:
Goodwill recognition and amortization (Note c.)	4,837	4,837
Software cost (Note c.)	52,612	(55,772)
Equity investments in other companies – Impairment (Note j.)	8,911	-
Loan impairment – Private sector (Note d.e.)	21,132	521,150
Securitizations (Note g.)	194,902	322,967
Government Securities (Note e.)	25,502	23,581
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note i.)	697	697
Recognition for the fair value of obligations assumed under financial guarantees issued (Note k.)	469	7,603
Foreign Debt restructuring (Note m.)	-	572
Deferred Income tax (Note a.)	(6,123)	(205,510)
Non-controlling interest (Note l.)	275,876	165,055
Net income in accordance with U.S. GAAP	3,903,034	3,500,991
Less Net (Income) attributable to the Non-controlling Interest (Note l.)	(275,876)	(165,055)
Net Income attributable to Parent Company in accordance with U.S. GAAP	3,627,158	3,335,936
Average number of basic shares outstanding (in thousands)	1,300,265	1,300,265
Basic and diluted EPS	2.790	2.566

s. Consolidated shareholders’ equity

	June 30, 2017	December 31, 2016
	(unaudited)
Shareholders’ equity as stated	23,549,029	20,352,699
Loan origination fees and costs (Note b.)	(194,015)	(81,904)
Intangible assets:
Goodwill recognition and amortization (Note c.)	50,748	45,911
Software Cost (Note c.)	(873,769)	(926,381)
Equity investments in other companies – Impairment (Note j.)	(5,454)	(14,365)
Loan impairment – Private sector (Note d.e.)	27,736	6,604
Government securities (Note e.)	31,536	6,034
Securitizations (Note g.)	44,510	37,912

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Impairment of real estate properties and foreclosed assets (Note i.)	(67,155)	(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note i.)	20,227	19,530
Deferred Income tax (Note a.)	694,898	701,021
Recognition for the fair value of obligations assumed under financial guarantees issued (Note k.)	-	(469)
Non-controlling interest (Note l.)	1,584,863	1,462,189
Consolidated shareholders’ equity in accordance with U.S. GAAP	24,863,154	21,541,626
Non-controlling Interest (Note l.)	(1,577,684)	(1,455,010)
Consolidated Parent Company Shareholders Equity in accordance with U.S. GAAP	23,285,470	20,086,616

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Roll forward analysis of parent company shareholders’ equity under U.S. GAAP at June 30, 2017, and June 30, 2016:

	Capital Stock	Paid in Capital	Adjustments to Shareholders’ Equity	Profit reserves Legal Other		Other Comprehensive Income (loss)	Retained Earnings	Consolidated Shareholders’ Equity (Parent Company)

Balance as of December 31, 2015	1,300,265	186,842	294,254	315,680	8,032,752	467,320	3,785,713	14,382,826
Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 26, 2016
Legal Reserve	-	-	-	-	-	-	-	-
Discretionary Reserve	-	-	-	-	4,188,397	-	(4,188,397)	-
Cash Dividends	-	-	-	-	-	-	(150,000)	(150,000)
Unrealized gain of available-for-sale securities, net of tax	-	-	-	-	-	(311,667)	-	(311,667)
Net Income in accordance with U.S. GAAP	-	-	-	-	-	-	3,335,936	3,335,936
Balance as of June 30, 2016 (unaudited)	1,300,265	186,842	294,254	315,680	12,221,149	155,653	2,783,252	17,257,095

Balance as of December 31, 2016	1,300,265	186,842	294,254	315,680	12,221,149	284,182	5,484,244	20,086,616
Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 25, 2017
Legal Reserve	-	-	-	-	-
Discretionary Reserve	-	-	-	-	5,777,878		(5,777,878)	-
Cash Dividends	-	-	-	-	-	-	(240,000)	(240,000)
Unrealized gain of available-for-sale securities, net of tax	-	-	-	-	-	(188,304)		(188,304)
Net Income in accordance with U.S. GAAP	-	-	-	-	-	-	3,627,158	3,627,158
Balance as of June 30, 2017 (unaudited)	1,300,265	186,842	294,254	315,680	17,999,027	95,878	3,093,524	23,285,470

t. Comprehensive income

“Reporting Comprehensive Income” ASC 220, establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.

Under Argentine Banking GAAP the Group has consolidated transactions and balances of CFA as of June 30, 2017, but has eliminated net income for the six month period of CFA from the consolidated net income. Under U.S. GAAP CFA is considered a discontinued operation in accordance with ASC 205-20-45-1-C (see item p above), so net income from CFA is shown under Net Income from operations of discontinued component “CFA-Personal Loans” in the Comprehensive Income below.

The following disclosure presents the Comprehensive Income according to ASC 220, for the periods ended June 30, 2017 and June 30, 2016:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	June 30,
	(unaudited)
	2017	2016
Income Statement
Financial Income	19,382,394	17,241,371
Financial Expenditures	9,373,838	10,206,944
Net Financial Income	10,008,556	7,034,427
Provision for Loan Losses	2,298,169	809,795
Income from Services	9,703,680	6,893,694
Expenditures from Services	2,881,370	2,326,772
Administrative Expenses	10,107,858	7,566,561
Net Income from Financial Brokerage	4,424,839	3,224,993
Income from Insurance activities	1,009,194	1,186,705
Miscellaneous Income	863,575	659,556
Miscellaneous Losses	423,660	187,133
Net Income from continuing operations before Income tax	5,873,948	4,884,121
Income Tax	1,970,914	1,601,747
Net income from continuing operations	3,903,034	3,282,374
Discontinued Operations:
Net Income from operations of discontinued component “CFA-Personal Loans” before income tax	-	343,314
Income tax	-	124,697
Net income from discontinued operations.	-	218,617
Net income under U.S. GAAP	3,903,034	3,500,991
Less Net (Income) attributable to the Non-controlling Interest	(275,876)	(165,055)
Net Income attributable to Parent Company	3,627,158	3,335,936
Net income under U.S. GAAP	3,903,034	3,500,991
Other comprehensive income / (loss)	(188,304)	(311,667)
Comprehensive income	3,714,730	3,189,324
Net Income attributable to parent Company	3,627,158	3,335,936
Other comprehensive income / (loss) attributable to parent Company	(188,304)	(311,667)
Comprehensive income attributable to parent Company	3,438,854	3,024,269

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of June 30, 2017 and 2016 were as follows:

	June 30,
	(unaudited)
	2017	2016
Galtrust I	95,878	155,653
Accumulated other comprehensive income	95,878	155,653
Less, accumulated other comprehensive income attributable to the Non-controlling interest	-	-
Net accumulated other comprehensive income attributable to Parent Company	95,878	155,653

There were no available for sale securities with a continuous loss position of 12 months or more. There are no unrealized losses on investments as of June 30, 2017 and 2016.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Additional disclosures required by ASU No. 2013-02 related to Other Comprehensive Income are presented in the table below:

	Galtrust I	Total
Beginning Balance	284,182	284,182
Reclassification from Other Comprenhensive Income of the year to Net Income	(188,304)	(188,304)
Ending balance	95,878	95,878

OCI components	Amount reclassified from accumulated other comprehensive income	Affected Line Item in the Statement where Net income is presented

Galtrust I	(188,304)	Financial Income
Total	(188,304)

u. Consolidated cash flows

ASC 230 “Statement of Cash Flows” provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For U.S. GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note h.

	For the period ended June 30,
	(unaudited)
	2017	2016
Cash	33,060,926	28,197,114
Cash Equivalents	22,122,902	24,725,145
Cash and Cash equivalents corresponding to discontinued operations	282,751	241,421
Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	55,466,579	53,163,680
Cash and cash equivalents corresponding to financial trusts	-	-
Cash and cash equivalents in the Statement of Cash Flows under US GAAP	55,466,579	53,163,680

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	For the period ended June 30,
	(unaudited)
	2017	2016

Reconciliation of cash flows under Argentine Banking GAAP and US GAAP
Cash flow (used in) / provided by operating activities under Argentine Banking GAAP	(18,322,428)	7,098,820
Operations Discontinued	(219,685)	(261,572)
Net Cash flow (used in) / provided by operating activities under Argentine Banking GAAP	(18,102,743)	7,360,392
Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities	25,564,494	11,067,868
Deposits and repo transactions reclassified to financing activities	(4,279,569)	(15,589,376)
Interest paid on debt	(1,872,224)	(1,192,937)
Financial trust consolidated under US GAAP	45,737	33,283
Cash flow provided by operating activities under US GAAP	1,355,695	1,679,230
Operations Discontinued	357,668	42,705
Net cash flow provided by operating activities under US GAAP	1,713,363	1,721,935
Cash flow (used in) investing activities under Argentine Banking GAAP	(620,760)	(657,936)
Discontinued Operations	(12,166)	(14,508)
Net Cash flow (used in) investing activities under Argentine Banking GAAP	(608,594)	(643,428)
Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses	(25,564,494)	(11,067,868)
Financial trust consolidated under US GAAP - corresponding to loans and securities	111	(1,177)
Net cash flow (used in) investing activities under US GAAP	(26,172,977)	(11.712.473)
Discontinued Operations	(228,092)	(215,173)
Net cash flow (used in) investing activities under US GAAP	(26,401,069)	(11,927,646)
Cash flow (used in) financing activities under Argentine Banking GAAP	(244,612)	1,259,636
Discontinued Operations	105,314	111,167
Net cash flow (used in) financing activities under Argentine Banking GAAP	(349,926)	1,148,469
Deposits and repo transactions	4,233,721	15,557,270
Interest paid on debt reclassified to operating activities	1,872,224	1,192,937
Cash flow provided by financing activities under US GAAP	5,756,019	17,898,676
Discontinued Operations	(256,113)	7,555
Net cash flow provided by financing activities under US GAAP	5,499,906	17,906,231
Effect of exchange rate changes on cash and cash equivalents	1,566,714	2,487,895
Cash and cash equivalents at the beginning of the year under US GAAP	55,466,579	53,163,680
Cash and cash equivalents at the end of the period under US GAAP	73,087,665	42,975,265
Increase / (decrease) in cash and cash equivalents under US GAAP	17,621,086	(10,188,415)
Discontinued Operations	(126,537)	(164,913)
Net increase in cash and cash equivalents under US GAAP	17,494,549	10,353,328

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Additionally, as required by ASC 230-10-45-26, some cash flow lines must be reported gross. The following table presents the gross inflows and outflows for the periods ended June 30, 2017 and 2016:

	June 30,
	(unaudited)
	2017	2016
CASH FLOW FROM FINANCING ACTIVITIES:
SUBORDINATED AND UNSUBORDINATED NEGOTIABLE OBLIGATION
Collections	9,659,849	2,366,725
Payments	(9,011,883)	(2,464,559)
BANK AND INTERNATIONAL ENTITIES
Collections	384,327	299,972
Payments	(11,103)	(25,843)
CASH FLOW FROM INVESTING ACTIVITIES:
MISCELLANEOUS ASSETS AND BANK PREMISES AND EQUIPMENT
Collections	55,588	54,771
Payments	(781,630)	(712,707)

v. Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of June 30, 2017 and 2016, according to the Central Bank`s regulations, the Group had the following bonds and loans outstanding:

	June 30, 2017		December 31, 2016
	(unaudited)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
Argentine national government loans	10,487	10,487	14,253	14,253
Other Argentine public-sector receivables	39,496	39,496	44,009	44,009
Galtrust I	290,586	330,748	471,350	507,334
Securities issued by the Argentine Central Bank	15,455,298	15,456,294	11,239,571	11,233,987
Other (1)	8,054,429	8,084,969	5,550,677	5,562,295
Total	23,850,296	23,921,994	17,319,860	17,361,878

(1) Includes bonds and other national government bonds.

w. Risks and Uncertainties

Government Securities

As of June 30, 2017 the Group’s exposure to the Argentine public sector represented approximately 9.42% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Argentine Banking GAAP states that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of June 30, 2017 and December 31, 2016, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

Exchange rate and restrictions

In January 2002, through the Public Emergency Law, Argentina declared a public emergency situation in respect of its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Argentine Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (a “MULC”, or “Mercado Único y Libre de Cambios”) through which all foreign exchange transactions in a foreign currency must be conducted, and (ii) that foreign exchange transactions in a foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among the contracting parties, subject to the requirements and regulations imposed by the Argentine Central Bank.

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that:

(a) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed on self-regulated markets; and (b) all inflows of funds of non-residents channeled through the MULC and destined to (i) being held in the local currency, (ii) acquire all types of financial assets or liabilities in the financial and/or non-financial private sector, with the exception of foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed on self-regulated markets, and (iii) investments in securities issued by the public sector and acquired in secondary markets; had to, meet the following requirements:

(i) Such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Argentine Pesos (the “Minimun Stay Period”);

(ii) The proceeds of such inflows of funds must be credited to an account in the local banking system;

(iii) A non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions laid down in the applicable regulations (the “Deposit”); and

(iv) The Deposit is to be denominated in Dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral for any type of credit transactions.

The requirements of Decree 616/2005 were subsequently eased. Under the Macri administration, several changes were implemented. On December 28, 2015, the Argentine Central Bank issued Communiqué “A” 5861 and Communiqué “A” 5864 which specifically abrogated both Communiqué “A” 4864 and Communiqué “A” 4882. In addition, on December 29, 2015, the CNV issued Resolution No. 651, by which it abrogated the prior CNV regulations that complemented the restrictions issued by Communiqué “A” 4864 and “A” 4882.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005 as follows: (i) the Deposit percentage was reduced from 30% to 0% and (ii) the Minimum Stay Period was reduced from 365 days to 120 days. Resolution No. 1-E/2017 of the Ministry of Treasury further reduced such Minimum Stay Period to 0 days.

On August 8, 2016, the Argentine Central Bank issued Communiqué “A” 6037 (which was subsequently amended), through which it amended the regulations with respect to the income and outflow of funds from Argentina.

Inflation

The high rate of economic growth in recent years, which has been fueled by Argentina’s full utilization of its installed productive capacity, along with expansive fiscal and monetary policies, has caused a high level of inflation in Argentina since 2007. According to INDEC data, the CPI grew 10.8% in 2012, 10.9% in 2013, 23.9% in 2014, 26.9% in 2015, 41.1% in 2016 and 11.9% as of June 30, 2017 ; and the WPI increased 13.1% in 2012, 14.7% in 2013, 28.3% in 2014, 12.7% in 2015, 34.6% in 2016 and 7.6% as of June 30, 2017. In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, could adversely affect the level of economic activity and employment.

A high inflation rate also affects Argentina’s competitiveness abroad, real salaries, employment, consumption and interest rates. A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability to plan and make decisions. This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect Grupo Galicia’s financial position, results of operations and business.

x. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of June 30, 2017. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

y. U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on retained interests in securitization trusts could be significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders´ equity will also change. In addition, as estimates of future cash flows change, the carrying amounts which are dependent on such cash flows could be affected as well. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group´s financial position and results of income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 39. PARENT ONLY FINANCIAL STATEMENTS

The following are the unconsolidated balance sheets of Grupo Financiero Galicia S.A. as of June 30, 2017 and December 31, 2016 and the related unconsolidated statements of income, and cash flows for the six months period ended June 30, 2017 presented in comparative format.

BALANCE SHEET (PARENT COMPANY ONLY)

	June 30,	December 31,
	(unaudited)
	2017	2016
ASSETS
Cash and due from Banks	39	320
Cash	19	20
Financial institutions and correspondents	20	300
Government and corporate securities	-	138,547
Securities issued by the Argentine Central Bank	-	138,547
Loans	-	-
To the financial sector	-	-
Other receivables resulting from financial brokerage	5,806	24,432
Other receivables not included in the debtor classification Regulations	-	18,854
Other receivables included in the debtor classification Regulations	5,806	5,578
Equity investments	23,855,018	20,544,691
In financial institutions	22,541,027	19,411,422
Other	1,313,991	1,133,269
Miscellaneous receivables	27,223	39,292
Other	207,613	192,334
Allowances	(180,390)	(153,042)
Bank premises and equipment	826	-
Intangible assets	805	5,642
Goodwill	805	5,642
Organization and development expenses	-	-
Total Assets	23,889,717	20,752,924

	June 30,	December 31,
	(unaudited)
	2017	2016
LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities resulting from financial brokerage	330,760	363,956
Unsubordinated negotiable obligations	269,845	348,045
Loans from Local Financial Institutions	49,297	-
Accrued interest and quotation differences payable	11,618	15,911
Miscellaneous liabilities	9,928	36,270
Directors’ and Syndics’ Fees	66	-
Other	9,862	36,270
Total Liabilities	340,688	400,226
SHAREHOLDERS’ EQUITY	23,549,029	20,352,698
Total Liabilities and Shareholders’ Equity	23,889,717	20,752,924

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

STATEMENT OF INCOME (PARENT COMPANY ONLY)

	June 30,
	(unaudited)
	2017	2016
Financial income	14,009	26,693
Interest on loans granted to the financial sector	-	-
Interest on other receivables resulting from financial brokerage	6	19
Net income from government and corporate securities	13,919	5,404
Exchange rate differences on gold and foreign currency	84	21,270
Financial expenses	33,721	70,324
Interest on other liabilities resulting from financial brokerage	33,686	69,287
Exchange rate differences on gold and foreign currency	-	-
Interests on Other Loans from Financial Institutions	-	230
Net income from government and corporate securities	-	-
Other	35	807
Gross brokerage margin	(19,712)	(43,631)
Administrative expenses	55,070	28,248
Personnel expenses	26,345	5,455
Directors’ and syndics’ fees	17,800	10,884
Other fees	5,793	4,723
Taxes	3,433	4,914
Other operating expenses	213	319
Other	1,486	1,953
Net Income from financial brokerage	(74,782)	(71,879)
Miscellaneous income	3,516,090	2,804,154
Net income from equity investments	3,516,078	2,798,730
Other	12	5,424
Miscellaneous losses	4,978	9,052
Other	4,978	9,052
Net Income before tax	3,436,330	2,723,223
Income tax	-	-
Net income for the fiscal year	3,436,330	2,723,223

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2017 AND ENDED JUNE 30, 2017, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

STATEMENT OF CASH FLOWS (PARENT COMPANY ONLY)

	Notes	06.30.17 (unaudited)	06.30.16 (unaudited)
Changes in Cash
Cash at Beginning of Fiscal Year	1.I.	163,299	22,912
Cash at Period-end	1.I.	5,845	1,899
Net Decrease in Cash		(157,454)	(21,013)
Causes for Changes in Cash
Operating Activities
Collections for Services		-	3,258
Payments to Suppliers of Goods and Services		(20,994)	(22,553)
Personnel Salaries and Social Security Contributions		(28,791)	(4,748)
Payments of Other Taxes		(12,290)	(13,730)
(Payments) / Collections for Other Operating Activities, Net		9,010	20,321
Net Cash Flow (Used in) Operating Activities		(53,065)	(17,452)
Investing Activities
Collection of Dividends		187,008	113,250
Payments for Purchases of Fixed Assets		(938)	-
Payments for Equity Investments		(907)	-
Collection from Sale of Equity Investments		4,121	-
Collections from Sale of Fixed Assets		-	210
Net Cash Flow Provided by Investing Activities		189,284	113,460
Financing Activities
Loans Received, Net		(28,903)	99,917
Distribution of Dividends		(240,000)	(150,000)
Payments of Interest, Net		(24,770)	(66,938)
Net Cash Flow (Used in) Financing Activities		(293,673)	(117,021)
Net Decrease in Cash		(157,454)	(21,013)

NOTE 40. SUBSEQUENT EVENTS

On August 15, 2017, Grupo Financiero Galicia S.A´s Ordinary and Extraordinary Shareholders’ Meeting approved the issuance of up to 150,000,000 Class B ordinary shares with par value of $1 each and a face value of $1 to be offered for public subscription in the country and/or abroad, which will be entitled to dividends on an equal footing with such ordinary shares outstanding at the time of the issuance.